Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AND SALE AGREEMENT

BY AND AMONG
NUSTAR PIPELINE HOLDING COMPANY, LLC AND
NUSTAR TERMINALS DELAWARE, INC.
(collectively, the “Sellers”)

and

GTI STATIA HOLDINGS N.V.
(“Purchaser”)

dated
May 9, 2019

SHARE PURCHASE AND SALE AGREEMENT

SHARE PURCHASE AND SALE AGREEMENT	i

SHARE PURCHASE AND SALE AGREEMENT	ii

Annex I	Working Capital Calculation

Exhibit A	Pre-Closing Reorganization
Exhibit B	R&W Policy
Exhibit C	Transferred Interests Assignment Agreement
Exhibit D	Transition Services Agreement

SHARE PURCHASE AND SALE AGREEMENT	iii

This SHARE PURCHASE AND SALE AGREEMENT, dated May 9, 2019 is made and entered into by and among:

(1)
NuStar Pipeline Holding Company, LLC, a Delaware limited liability company (“NPH”), and NuStar Terminals Delaware, Inc., a Delaware corporation (“NTD” and each of NPH and NTD may be referred to herein as a “Seller” or together as “Sellers”); and

(2)	GTI Statia Holdings N.V., a company with limited liability (naamloze vennootschap) incorporated under the Laws of the BES islands with the statutory seat being in Sint Eustatius (“Purchaser”).
RECITALS
WHEREAS, NPH owns 100% of the issued and outstanding stock of Bicen Development Corporation N.V., a company with limited liability (naamloze vennootschap) incorporated under the Laws of the former Netherlands Antilles and currently duly existing under the Laws of the BES islands with the statutory seat being in Sint Eustatius (“Bicen”), 100% of the issued and outstanding stock of Saba Company N.V., a company with limited liability (naamloze vennootschap) incorporated under the Laws of the former Netherlands Antilles and currently duly existing under the Laws of the BES islands with the statutory seat being in Sint Eustatius (“Saba”), and 90% of the issued and outstanding stock of NuStar Terminals N.V., a company with limited liability (naamloze vennootschap) incorporated under the Laws of the former Netherlands Antilles and currently duly existing under the Laws of the BES islands with the statutory seat being in Sint Eustatius (“Terminals”);
WHEREAS, Terminals owns 100% of the issued and outstanding stock of NuStar Terminals Marine Services N.V., a company with limited liability (naamloze vennootschap) incorporated under the Laws of the former Netherlands Antilles and currently duly existing under the Laws of the BES islands with the statutory seat being in Sint Eustatius (“Marine Services”);
WHEREAS, NTD owns 10% of the issued and outstanding stock of Terminals and 100% of the issued and outstanding stock of Seven Seas Steamship Company (Sint Eustatius) N.V., a company with limited liability (naamloze vennootschap) incorporated under the Laws of the former Netherlands Antilles and currently duly existing under the Laws of the BES islands with the statutory seat being in Sint Eustatius (“SSS” and with Bicen, Saba, and Terminals, each a “Company” and collectively, the “Companies”) (the Equity Interests in each of the Companies and Company Subsidiaries, collectively, the “Transferred Interests”); and
WHEREAS, Sellers wish to sell the Transferred Interests to Purchaser and Purchaser wishes to purchase the Transferred Interests from Sellers, subject to the terms and conditions set forth herein.
NOW, THEREFORE, in consideration of the foregoing Recitals and the representations, warranties, and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

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ARTICLE 1
DEFINITIONS

Section 1.1Definitions. As used in this Agreement (including in the Recitals above), the following terms, when capitalized, shall have the following meanings:

“Accounting Firm” has the meaning given such term in Section 2.4(c).
“Accounting Principles” means GAAP as in effect on the date of the applicable financial statement, and to the extent consistent with GAAP, the accounting policies, procedures, principles, and classifications used in the preparation of the Financial Statements, including the unaudited consolidated balance sheet as of December 31, 2018.
“Accounting Services Providers” has the meaning given such term in Section 2.4(b).
“Adverse Claim” shall have the meaning set forth in Article 8 of the UCC.
“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified. For purposes of this definition, “control” of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities, by contract, or otherwise. For the avoidance of doubt, each member of the Company Group shall be considered “Affiliates” of (i) each Seller prior to, but not after, Closing and (ii) Purchaser upon the occurrence of and after, but not prior to, Closing.
“Affiliated Group” means an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary, or similar group defined under state, local, or foreign Law).
“Agreement” means this Share Purchase and Sale Agreement among Sellers and Purchaser, including all of the Schedules and Exhibits attached hereto (which are hereby incorporated by reference and made a part hereof for all purposes), all as may be amended, modified, or supplemented from time to time after the Execution Date in accordance with the terms set forth herein.
“Anti-Corruption Laws” means anti-bribery and anti-corruption Laws, regulations, or ordinances as amended from time to time, including without limitation (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the United Kingdom Bribery Act, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, and (iv) legislation adopted in furtherance of the Organisation for Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
“Anti-Corruption Prohibited Activity” means (i) using funds or anything of value for unlawful contributions, gifts, entertainment, or other unlawful expenses relating to political activity, (ii) directly or indirectly making, offering or authorizing, any unlawful payment or transfer of anything of value to any Government Official, or (iii) directly or indirectly making, offering or authorizing, or taking any other action in furtherance of, any unlawful bribe, rebate, payoff, influence payment, kickback, gift, or otherwise providing anything of value or other similar unlawful payment, whether directly or indirectly, to any Government Official or to any private Person for the purpose of gaining an unlawful business advantage or encouraging the recipient to violate the policies of his or her employer or to breach an obligation of good faith or loyalty, or that would otherwise violate any applicable Anti-Corruption Law or Anti-Money Laundering Law (including U.S. Laws).

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“Anti-Money Laundering Laws” means Laws or guidelines relating to money laundering, including financial recordkeeping and reporting requirements, such as, without limitation, the U.S. Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the UK Proceeds of Crime Act 2002, the UK Terrorism Act 2000, as amended, all money laundering-related Laws of other jurisdictions where the Company Group conducts business or own assets, and any related or similar Law issued, administered or enforced by any Governmental Authority.
“Assets” has the meaning given such term in Section 4.23.
“Base Purchase Price” means $250,000,000.
“Books and Records” means originals, copies, or electronic versions of, without limitation, all books, ledgers, files, reports, operating records, and any other material documents of each member of the Company Group and, solely with respect to the Statia Facility, of each Seller and NuStar.
“Business Day” means a day other than (i) Saturday, (ii) Sunday, or (iii) any day that banks located in New York, New York, San Antonio, Texas, or on Sint Eustatius are closed.
“Cash Amount” means, as determined in accordance with the Accounting Principles, the sum of all unrestricted cash and cash equivalents held by the Company Group as of the Measurement Time on the Closing Date, in each case, including cash resulting from checks deposited on or prior to the Closing Date that clear after the Closing Date but deducting the aggregate amount of checks outstanding but not presented for payment at such time. The Cash Amount shall not be included as a current asset for purposes of calculating the amount of Current Assets or the amount of Working Capital.
“Closing” has the meaning given such term in Section 2.3.
“Closing Certificate” has the meaning given such term in Section 2.3(a)(v).
“Closing Date” has the meaning given such term in Section 2.3.
“Closing Date Statement” has the meaning given such term in Section 2.4(a).
“Closing Indebtedness” means the total Indebtedness of the Company Group as of the Measurement Time on the Closing Date.
“Code” means the Internal Revenue Code of 1986, as amended.
“Collective Labor Agreement” means the agreement dated November 9, 2016 to November 9, 2019 between NuStar Terminals, N.V. and the labor union “All for 1,” as amended from time to time, which is the collective labor agreement covering the employees of Terminals listed in Section 4.6 of the Seller Disclosure Schedules.
“Company” or “Companies” has the meaning given such term in the Recitals.
“Company Group” means, collectively and individually, each of the Companies and the Company Subsidiaries.

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“Company Subsidiary” and “Company Subsidiaries” have the meanings given such terms in Section 4.3.
“Confidentiality Agreement” means the Confidentiality Agreement dated June 28, 2018 by and between NuStar and JupiterMLP, LLC.
“Contract” means any binding contract, agreement, option, right to acquire, preferential purchase right, preemptive right, warrant, indenture, debenture, note, bond, loan, collective bargaining agreement, instrument, lease, license, purchase order, bid, commitment, letter of credit, guaranty, surety, or other arrangement or agreement, whether oral or written.
“Current Assets” means, with respect to the Company Group, as of the Measurement Time on the Closing Date, the current assets of such Persons (consisting solely of the line item current asset accounts specified on Annex I) as determined in accordance with the Accounting Principles (calculated without giving effect to any purchase accounting adjustments resulting from the consummation of the transactions contemplated hereby).
“Current Liabilities” means, with respect to the Company Group, as of the Measurement Time on the Closing Date, the current liabilities of such Persons (consisting solely of the line item current liability accounts specified on Annex I) as determined in accordance with the Accounting Principles (calculated without giving effect to any purchase accounting adjustments resulting from the consummation of the transactions contemplated hereby) but excluding (i) Indebtedness, and (ii) any liabilities related to leased real property or equipment recorded as current liabilities on the balance sheet at Closing in accordance with Accounting Standards Update No. 2016-02, Leases (Topic 842) which is consistent with accounting practices prior to Topic 842.
“Damages” means all liabilities, obligations, losses, Taxes, damages, costs, and expenses (including reasonable legal fees and the expenses of attorneys, consultants, and experts).
“Deloitte” has the meaning given such term in Section 2.4(c).
“Deposit” has the meaning given such term in Section 2.5.
“Dispute-Related Receivables” means (i) all amounts owed, due, claimed, collected or otherwise, received arising out of or relating to (a) claims by Terminals against REDS Caribbean Limited (“REDS”) and/or their Affiliates, owners, partners, directors, officers, subcontractors, and/or employees with respect to general contractor services provided by REDS at the Statia Facility, including with respect to NuStar Terminals, N.V. v. REDS Caribbean Limited, Cause 2018-36459, 270th Harris County District Court, State of Texas, and (b) claims by NuStar Logistics, L.P. against Global Insurance Services Ltd and/or Marsh, LLC or any of their respective Affiliates, owners, members, partners, managers, directors, officers, and/or employees with respect to a performance bond in the amount of $12,009,426.71 for which Terminals has received a default judgment in the amount of £9,052,132.69 plus interest; and (ii) any amounts recovered or received with respect to the OW Bankruptcy.
“Dollars” and the symbol $ mean the lawful currency of the United States of America.
“Easements” means the easements, erfdientsbaarheden, rights under qualitative obligations, rights-of-way agreements, land-related licenses and surface use agreements, land use agreements and similar type land-related agreements of any member of the Company Group; provided, however, that Easements shall not include fee interests in Owned Real Property or Leased Real Property.

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“Employees” has the meaning given such term in Section 4.12(b).
“Environmental Law” means any Law pertaining to the pollution, protection or restoration of the environment, natural resources, or human health and safety (in regards to exposure to Hazardous Materials), including Laws governing the generation, presence, use, management, handling, transportation, treatment, storage, disposal, Release, or discharge of Hazardous Materials.
“Equity Interest” means any share, capital stock, restricted stock, partnership interest, limited liability company interest, membership interest, profits interest, joint venture interest, stock appreciation right, phantom interest or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“Estimated Cash Amount” has the meaning given such term in Section 2.2.
“Estimated Closing Date Statement” has the meaning given such term in Section 2.2.
“Estimated Closing Indebtedness” has the meaning given such term in Section 2.2.
“Estimated Purchase Price” means an amount equal to (a) the Base Purchase Price, minus (b) the Estimated Closing Indebtedness, plus (c) the Estimated Cash Amount, minus (d) the Repair Budget, minus (e) the Water Removal Cost, plus (f) the Estimated Working Capital, minus (g) the Estimated Transaction Expenses, plus (h) any Reimbursable Transaction Expenses actually paid by the Company Group prior to the Closing that have not been reimbursed by Purchaser prior to the Closing.
“Estimated Transaction Expenses” has the meaning given such term in Section 2.2.
“Estimated Working Capital” has the meaning given such term in Section 2.2.
“Execution Date” means the date on which the Parties have executed and delivered this Agreement.
“Export Control Laws” means the export rules and regulations administered and enforced pursuant to the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; and any other export control laws or restrictions promulgated by any Governmental Authority.
“Final Cash Amount” has the meaning given such term in Section 2.4(c).
“Final Closing Date Statement” has the meaning given such term in Section 2.4(c).
“Final Closing Indebtedness” has the meaning given such term in Section 2.4(c).
“Final Purchase Price” means an amount equal to (a) the Base Purchase Price, minus (b) the Final Closing Indebtedness, plus (c) the Final Cash Amount, minus (d) the Repair Budget, minus (e) the Water Removal Cost plus (f) the Final Working Capital, minus (g) the Final Transaction Expenses plus (h) any Reimbursable Transaction Expenses actually paid by the Company Group prior to the Closing that have not been reimbursed by Purchaser prior to the Closing.
“Final Transaction Expenses” has the meaning given such term in Section 2.4(c).
“Final Working Capital” has the meaning given such term in Section 2.4(c).

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“Financial Statements” means the unaudited balance sheets and income statements of each member of the Company Group on a consolidating basis, each dated as of December 31, 2018, December 31, 2017, and December 31, 2016, prepared in accordance with GAAP, subject, however to the absence of footnotes required by GAAP.
“GAAP” means U.S. generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (or any successor authority) as in effect during the applicable periods.
“Governmental Authority” means (i) any supranational, national, federal, state, county, municipal, local, or foreign government, any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, or any arbitrator or mediator; (ii) any public international organization; (iii) any agency, division, bureau, department, or other political subdivision of any government, entity, or organization described in the foregoing clauses (i) or (ii) of this definition; (iv) any company, business, enterprise, or other entity owned, in whole or in part, or controlled by any government, entity, organization, or other Person described in the foregoing clauses (i), (ii) or (iii) of this definition; or (v) any political party.
“Governmental Authorization” means any franchise, permit, license, authorization, order, certificate, registration, plan, exemption, variance, decree, agreement, right or other consent or approval granted by, or subject to approval by, any Governmental Authority.
“Government Official” means (i) any minister, civil servant, director, officer, or employee or other official of any Governmental Authority; (ii) any political party or party official or candidate for political office; (iii) any official, officer, employee, or representative of a company, business, enterprise, or other entity owned, in whole or in part, or controlled by any Governmental Authority; or (iv) any close family member of any of the foregoing.
“Hazardous Materials” means any material, substance or other matter which is (i) capable of causing harm to human health or the environment or (ii) defined, listed or regulated as pollutants, contaminants, toxic, hazardous or words of similar import under Environmental Laws, including petroleum, petroleum products, radioactive materials, asbestos and asbestos-containing materials, and polychlorinated biphenyls.
“Hurricane Losses” has the meaning given such term in Section 9.6.
“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money or in respect of loans or advances, or obligations in substitution or exchange thereof (including accrued and unpaid interest and any premiums, costs, or penalties due upon repayment of any such obligations to the extent payable as a result of the consummation of the transactions contemplated by this Agreement); (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations of such Person under any lease of property, real or personal, which obligations are required to be classified as capital leases in accordance with GAAP; (iv) any obligations to pay the purchase price of, or other costs and expenses related to the acquisition of, assets, businesses, property, goods or services completed prior to the Closing (including earnouts, seller notes, holdbacks, and direct financing leases or other unpaid purchase price obligations or similar obligations) to the extent not included in the calculation of Working Capital; (v) with respect to the Company Group, all obligations to any current or former employee, independent contractor or other service provider in respect of (a) accrued or owed but unpaid cash incentive compensation not included in the calculation of Working Capital and (b) any severance or other termination-related payments arising from a termination of employment or engagement prior to the

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Closing, including in each case of clauses (a) and (b) the employer portion of any payroll, social security, unemployment, or similar Taxes in connection therewith; (vi) all obligations of such Person under any interest rate, currency swap or other hedging agreement or arrangement; (vii) all obligations in respect of letters of credit, bankers’ acceptances, surety or performance bonds or similar credit, performance, performance or surety transactions, but, in each case, only to the extent drawn at Closing; and (viii) all obligations of the type described in the foregoing clauses (i) through (vii) above of any third Person for the payment of which such subject Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations.
“Intellectual Property” means all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated, in any jurisdiction throughout the world, including: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, divisional, extensions and reexaminations thereof; (b) all copyrights, including copyrights in Software, database rights and any other rights in Software or other technology, and all applications, registrations, and renewals in connection therewith; (c) all trade secrets and other confidential business information (including ideas, know-how, formulas, compositions, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (d) the SSS Intellectual Property; (e) all proprietary and intellectual property rights in the foregoing; and (f) any registrations, applications or rights arising under Law relating to any of the foregoing.
“JW” means Jackson Walker LLP.
“Key Employee” shall mean an employee set forth on Section 4.12(a) of the Seller Disclosure Schedules that is denoted thereon as a “Key Employee.”
“Knowledge” means (a) in the case of the Sellers, the actual knowledge of the individuals listed in Section 1.1 of the Seller Disclosure Schedules after reasonable inquiry in connection with the relevant matter, and (b) in the case of Purchaser, the actual knowledge of John Calce or Tom Ramsey, after reasonable inquiry in connection with the relevant matter.
“Law” means any foreign, local, state, federal, national or multinational law, statute, code, ordinance, regulation, rule, injunction or decree, or common law, any Order, or any binding requirement of a Governmental Authority.
“Leased Real Property” has the meaning given such term in Section 4.4(a).
“Liability” means any liability or obligation of whatever kind or nature (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).
“Licensed Intellectual Property” means all Intellectual Property that is licensed by any third party to any member of the Company Group but shall not include any Intellectual Property licensed by any member of the Company Group from Sellers or their direct or indirect owners and any other NuStar Intellectual Property.
“Lien” means any Indebtedness, mortgage, option, pledge, security interest, lien, claim, restriction, deed of charge, encumbrance, preferential purchase right, exclusive license or any conditional sale or other title retention agreement.

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“Litigation” means any action, cause of action, demand, case, claim, charge, complaint, investigation, lawsuit, suit, investigation, audit, examination or other proceeding commenced, brought, conducted or heard by or before any Governmental Authority or any arbitration proceeding or mediation.
“Material Adverse Effect” means any event, change, effect, occurrence, development, circumstance or state of facts that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company Group, taken as a whole, or on the ability of Sellers to timely consummate the closing of the transactions contemplated by this Agreement; provided, however, that in no event shall any event, change, effect, occurrence, development, circumstance or state of facts that arises out of or relates to any of the following be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect: (i) any action required or permitted by this Agreement or any action taken (or omitted to be taken) by any Seller, any Company or any Company Subsidiary at the written request or with the written consent of Purchaser, (ii) the announcement of this Agreement, except to the extent such announcement is made in violation of this Agreement or the Confidentiality Agreement, including any loss of or adverse change in the relationship of any member of the Company Group with its customers, partners, employees, financing sources, or suppliers, (iii) changes or conditions affecting the industry in which the Company Group operates generally or regionally or changes resulting from seasonality; (iv) changes in the general economics, capital markets, regulatory, or political conditions in the United States, North America, South America, or the Caribbean, or elsewhere, (v) changes in Law or GAAP, (vi) fluctuations in currency exchange rates, (vii) acts of God, calamities, acts of war, insurrection, sabotage, or terrorism, or (viii) any Company’s or any Company Subsidiary’s failure to meet any budgets, projections, forecasts or predictions of financial performance or estimates of revenue, earnings, cash flow or cash position, for any period, as distinct from the underlying cause of such failure, which shall not be excluded from this definition or the determination of a Material Adverse Effect, except, in the case of the foregoing clauses (iii), (iv), (v), (vi), and (vii), to the extent such events, changes, effects, occurrences, developments, circumstances, or state of facts would have a materially disproportionate effect on any Company or any Company Subsidiary compared to other Persons in the industries and geographic regions in which the Company Group conducts their respective businesses.
“Material Contracts” has the meaning given such term in Section 4.9.
“Material Customers” has the meaning given such term in Section 4.21.
“Material Vendors” has the meaning given such term in Section 4.21.
“Measurement Time” means 12:01 a.m. U.S. Central Time on the applicable date.
“Member’s Knowledge” means the actual knowledge of Audra Fahey after reasonable inquiry in connection with the relevant matter.
“MOU” has the meaning given such term in Section 6.7.
“Non-Party Affiliate” has the meaning given such term in Section 11.16.
“NPH” has the meaning given such term in the preamble to this Agreement.
“NTD” has the meaning given such term in the preamble to this Agreement.
“NuStar” means NuStar Energy L.P.

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“NuStar Intellectual Property” means, except with respect to the SSS Intellectual Property, which shall not be considered or deemed as NuStar Intellectual Property, all (a) Intellectual Property owned or licensed by NuStar even if utilized at the Statia Facility; (b) all trademarks, service marks, trade dress, logos, slogans, trade names, brands, and internet domain names, together with all translations, adaptations, and combinations thereof, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing including the name “NuStar” and www.nustarenergy.com and all associated websites; (c) all Software for which access is to be provided pursuant to the Transition Services Agreement; and (d) any registrations, applications, or rights arising under Law relating to any of the foregoing.
“OLSE” has the meaning given such term in Section 6.7.
“On-Island Employees” has the meaning given such term in Section 9.2(a).
“On-Island Expat Employee” has the meaning given such term in Section 9.2(a).
“Operating Fuel” means the volume of fuel owned and used by any member of the Company Group for use in the conduct of the ordinary course of business by such member of the Company Group at the Statia Facility, as the case may be, but not for resale, including fuels for the operation of generators and vessels.
“Operating Fuel Price” means the weighted average cost per gallon of the Operating Fuel based on the historical process of calculating such cost of Operating Fuel by the members of the Company Group.
“Operating Fuel Value” means all Operating Fuel valued at the weighted average cost per gallon based on the Operating Fuel Price as of the Measurement Time on the Closing Date.
“Order” means any order, injunction, judgment, decree, ruling, writ, assessment, settlement, stipulation, or award of a Governmental Authority.
“Organizational Documents” means a Person’s charter, articles or memorandum of organization, certificate of incorporation, certificate of formation, limited liability company agreement, partnership agreement, bylaws, deed of incorporation, articles of association, or other similar organizational documents, as the case may be.
“Outside Date” has the meaning given such term in Section 8.1(b).
“OW Bankruptcy” means (i) the bankruptcies filed by O.W. Bunker Holding North America Inc., O.W. Bunker North America, Inc., and O.W. Bunker USA, Inc. on or about November 13, 2014 (Case Nos. 14-51720, 14-51721, 14-51722, U.S. Bankruptcy Court - District of Connecticut), and (ii) the complaint for interpleader filed on or about December 3, 2014 by Bonny Gas Transport Limited as owner of the LNG FINIMA (IMO No. 7702401) (Case No. 4:14-cv-09542, U.S. District Court - Southern District of New York).
“Owned Bunker Fuel” means the volume of marine fuels for use in vessel bunkering owned by the Company Group at the Statia Facility as of the Measurement Time on the Closing Date.
“Owned Bunker Fuel Price” means the weighted average cost per gallon of the Owned Bunker Fuel based on the historical process of calculating such cost of Owned Bunker Fuel by the members of the Company Group.
“Owned Bunker Fuel Value” means all Owned Bunker Fuel valued at the weighted average cost per gallon based on the Owned Bunker Fuel Price as of the Measurement Time on the Closing Date.

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“Owned Intellectual Property” means all Intellectual Property owned by any member of the Company Group.
“Owned Real Property” has the meaning given such term in Section 4.4(a).
“Party” means each of Sellers and Purchaser, and “Parties” means Sellers and Purchaser, collectively.
“Permitted Liens” means, in each case solely in connection with the Statia Facility:
(a)inchoate Liens and charges imposed by Law and incidental to Company Group’s properties or the business thereof, if payment of the obligation secured thereby is not yet overdue or the validity or amount of which is being contested in good faith;

(b)statutory Liens for current Taxes, assessments, or charges or levies of any Governmental Authority, in each case not yet due and payable;

(c)third-party easements, servitudes, leases, rights-of-way and other rights, exceptions, reservations, conditions, limitations, covenants, and other restrictions or encumbrances that do not interfere other than in de minimis respects with the operation of the Statia Facility or the business of the Company Group;

(d)zoning, entitlement, conservation restriction, and other land use and environmental regulations promulgated by Governmental Authorities having jurisdiction over any Owned Real Property that are not violated by the current use and operation of the Owned Real Property;

(e)any Liens consisting of (i) statutory landlord’s liens under leases to which any member of the Company Group is a party or other Liens on leased property reserved in leases thereof for rent or for compliance with the terms of such leases (to the extent the applicable member of the Company Group is not in default under such lease), (ii) rights reserved to or vested in any Governmental Authority to control or regulate any property of any member of the Company Group or to limit the use of such property in any manner consistent with the ordinary course of use by the Sellers, or (iii) obligations or duties to any Governmental Authority with respect to any franchise, grant, license, lease, or permit and the rights reserved or vested in any Governmental Authority to terminate any such franchise, grant, license, lease, or permit or to condemn or expropriate any property (to the extent the applicable member of the Company Group is not in default under or in violation of such franchise, grant, license, lease, or permit);

(f)mechanics, materialman’s, workmen’s, repairmen’s, and carriers’ Liens and other similar statutory Liens arising in the ordinary course of business consistent with past practice; and/or

(g)Liens that will be paid in full and released at or prior to the Closing.

“Person” means any individual, partnership, limited liability company, corporation, naamloze vennootschap, joint stock company, trust, estate, joint venture, association, unincorporated organization, Governmental Authority, or any other form of business or entity.
“Plan” has the meaning given such term in Section 4.12(b).
“Policies” has the meaning given such term in Section 4.13(a).

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“Pre-Closing Reorganization” means the sale effective on February 18, 2019 by NuStar Terminals New Jersey, Inc., a Delaware corporation, of 100% of the issued and outstanding Equity Interests of SSS to NTD and the distribution of certain intercompany payables and cash, which was made in accordance with the Pre-Closing Reorganization Plan appended hereto as Exhibit A.
“Pre-Closing Tax Period” means all Tax periods ending on or before the Closing Date and the portion through the end of the Closing Date for any Tax period that includes (but does not end on) the Closing Date.
“Pre-Closing Taxes” means (a) all Taxes of, or with respect to, the Company Group in respect of any Pre-Closing Tax Period, including the portion of any Straddle Period allocable to a Pre-Closing Tax Period; (b) all Taxes of any member of an Affiliated Group of which a member of the Company Group is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local, or foreign Law; (c) all Taxes of any Person imposed on a member of the Company Group as a result of any tax sharing agreement entered into on or prior to the Closing for any Pre-Closing Tax Period; (d) all Taxes of any Person imposed on a member of the Company Group as a transferee or successor of such Person on or prior to the Closing Date, by Law, by contract or otherwise on or prior to the Closing Date for a Pre-Closing Tax Period; and (e) any Taxes in connection with the Pre-Closing Reorganization. For purposes of determining the allocable portion of Taxes to a Pre-Closing Tax Period, in the case of any Straddle Period, the amount of any Taxes of the Company Group based upon or measured by net income, gain, activities, or events for the Pre-Closing Tax Period, and any transaction-based Tax, including any withholding Taxes, will be determined based on an interim closing of the books as of the end of the Closing Date (and for such purpose, the Tax period of any partnership, controlled foreign corporation (as defined in Section 957 of the Code) or other pass-through entity in which either member of the Company Group holds a beneficial interest will be deemed to terminate at such time); provided, however, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between (i) the period of time that the Sellers owned the Companies and (ii) the remainder of such Straddle Period. For purposes of determining the portion of Taxes allocable to a Pre-Closing Tax Period, in the case of any Straddle Period, the amount of Taxes which relate to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
“Prepaid Amounts” means, as of the Measurement Time on the Closing Date, the sum of (i) (a) all amounts of prepaid rent paid by NuStar with respect to the operations at the Statia Facility or by any member of the Company Group, in each case, to any third-party lessors (i.e., leased housing), for any period following the Closing minus (b) all amounts of prepaid rent received by NuStar with respect to the operations at the Statia Facility or by any member of the Company Group, in each case, from tenants (i.e., school property), for any period following the Closing; plus (ii) (a) all amounts of prepaid payments for services to be received by any member of the Company Group following Closing from its vendors minus (b) all amounts of prepaid payments received by any member of the Company Group for terminal services or other goods and services to be provided by any member of the Company Group following Closing each as included in the calculation set forth on Annex I. For the avoidance of doubt, prepaid amounts related to leased real property or equipment according to Topic 842 at Closing will be included in Prepaid Amounts consistent with accounting practices prior to Topic 842.
“Prohibitive Order” has the meaning given such term in Section 7.1(a).
“Protected Purchaser” shall have the meaning set forth in Article 8 of the UCC.
“Purchase Price” has the meaning given such term in Section 2.2.

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“Purchaser” has the meaning given such term in the preamble to this Agreement.
“R&W Policy” means that certain representations and warranties insurance policy to be obtained by Purchaser from Euclid Transactional, LLC on the Closing Date in the form attached hereto as Exhibit B, which meets the requirements set forth in Section 10.2 and that is being conditionally bound as of the Execution Date.
“Real Property” has the meaning given such term in Section 4.4(a).
“Real Property Leases” has the meaning given such term in Section 4.4(a).
“Reimbursable Transaction Expenses” means any reasonable and documented costs or expenses incurred by any Company or Company Subsidiary prior to the Closing that are required to be reimbursed by Purchaser pursuant to Section 6.1(a).
“Release” means any actual or threatened spilling, leaking, pumping, pouring, releasing, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, leaching or migrating of any Hazardous Material.
“Repair Budget” means the amount agreed to by Sellers and Purchaser sufficient to complete repairs to the Statia Facility of damage resulting from Hurricanes Losses, which should Closing occur following on or before May 31, 2019, shall mean $26,875,000; should Closing occur following May 31, 2019 but on or before June 15, 2019, shall mean $25,625,000; should Closing occur following June 15, 2019 but on or before June 30, 2019, shall mean $24,125,000; should Closing occur following June 30, 2019 but on or before July 15, 2019, shall mean $23,000,000; and, should Closing occur following July 15, 2019 but on or before July 31, 2019, shall mean $21,275,000 or such other amount thereafter as is mutually agreed to by the Parties based on actual expenditures to date if Closing occurs other than during one of the foregoing periods.
“Required Consents” has the meaning given such term in Section 2.3(a)(iv).
“Restricted Party” means a Person that is (i) the target of Sanctions; (ii) resident in, located in, operating in, or organized under the Laws of a country or territory that is the target of comprehensive Sanctions (which currently includes Cuba, Iran, North Korea, Syria, and the Crimea region of Ukraine); or (iii) 50 percent or more owned by any of the foregoing.
“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered, or enforced from time to time by (i) the United States, (ii) the United Nations Security Council, (iii) the United Kingdom, (iv) the respective governmental institutions of any of the foregoing including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State, and Her Majesty’s Treasury, or (v) other relevant Governmental Authority.
“Scheduled Permits” has the meaning given such term in Section 4.15.
“Seller” or “Sellers” has the meaning given such term in the preamble to this Agreement.
“Seller Disclosure Schedules” means the schedules setting forth disclosures of each Seller, or qualifications or exceptions to, any of such Seller’s representations and warranties set forth in Article 3 or Article 4 or covenants set forth in Article 6 delivered by Sellers to Purchaser on the Execution Date contemporaneously with the delivery, and as a substantive part for all purposes, of this Agreement.

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“Seller Related Party” means any of each Seller’s former, current and future Affiliates, and each of their respective former, current and future direct or indirect directors, officers, principals, general or limited partners, employees, stockholders, other equity holders, members, managers, agents, successors, assignees, Affiliates, controlling Persons, or representatives.
“Software” means computer software programs and databases, including all source code, object code, firmware, specifications, designs and documentation therefor.
“Specified Representations” has the meaning given such term in Section 4.24.
“SSS Intellectual Property” shall mean the “Seven Seas Steamship” trademarks (including logo and word mark), and the internet domain name for Seven Seas Steamship (http://www.7-seas.cc/) and all copyrights in and to the website located at http://www.7-seas.cc/ , together with all translations, adaptations, and combinations thereof, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing (providing nothing in the foregoing shall be deemed to assign and right, title or interest in the trademark for “NuStar”).
“Statia Employees” has the meaning given such term in Section 9.2(a).
“Statia Facility” means the facilities and other assets owned by any member of the Company Group located on the Real Property.
“Straddle Period” means any Tax period that begins on or before the Closing Date and ends after the Closing Date.
“Subsidiaries” means, with respect to any Person, any other Person of which at least a majority of (i) the economic interests in or (ii) the securities or ownership interests of, having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar governing functions, is directly or indirectly owned by such Person.
“Tax Returns” means any return, election, declaration, report, claim for refund, or information return, document, or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof filed, or required to be filed, in connection with the determination, assessment or collection of Taxes of any Party, or the administration of any Law relating to Taxes.
“Tax” or “Taxes” means federal, state, provincial, local or foreign income, alternative or add-on minimum, stamp, gross receipts, value added, excise, real property, personal property, ad valorem, sales, use, franchise, license, payroll, social security (or similar, including FICA), withholding, estimated, employment, unemployment, disability, severance, production, occupation, premium, property (real, tangible or intangible), escheat or unclaimed property obligation, environmental, windfall profits, transfer, and capital gains taxes or other like assessments, customs and duties imposed by any Governmental Authority under any applicable Law, together with any interest, penalties, or additions with respect thereto, whether disputed or not.
“Termination Date” has the meaning given such term in Article 8.
“Transaction Documents” means this Agreement, the Transition Services Agreement, and all other agreements, conveyances, documents, instruments, and certificates delivered at the Closing pursuant to this Agreement.

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“Transaction Expenses” means all fees and expenses payable by any Company or Company Subsidiary to any Person for services performed up to the Measurement Time on the Closing Date at the direction of either Seller, any Company, or any Company Subsidiary, and incurred in connection with the negotiation, execution, and delivery of this Agreement or the consummation of the transactions contemplated herein and hereby, to the extent incurred up to the Measurement Time on the Closing Date but not paid by the Company Group or by either Seller as of the Measurement Time on the Closing Date, including any change-in-control, discretionary, transaction, retention, or other bonuses or payments to current or former employees, or independent contractors or any other Person (together with, to the extent applicable, the employer portion of any payroll, social security, unemployment, or similar Taxes incurred and payable in connection with any such Transaction Expenses). For the avoidance of doubt, Transaction Expenses shall not include (i) any fees or expenses incurred by Purchaser and/or any of its Affiliates or representatives or lenders, regardless of whether such fees or expenses may be paid by Company or any Company Subsidiary and (ii) any expense included as an account payable in the calculation of Working Capital.
“Transfer Taxes” means all sales, use, goods, services, transfer, stamp, recording, ad valorem, and similar Taxes and fees incurred by or on behalf of a Party as a result of the transactions contemplated by this Agreement, as imposed by applicable Law.
“Transferred Employees” has the meaning given such term in Section 9.2(a)(i).
“Transferred Interests” has the meaning given such term in the Recitals.
“Transferred Interests Assignment Agreement” has the meaning given such term in Section 2.3(a)(i), the form of which is attached hereto as Exhibit C.
“Transition Services Agreement” means that agreement attached hereto as Exhibit D by and among each of the Sellers (or applicable Affiliate(s)) and Purchaser related to the provision of services related to the operation and maintenance of the Statia Facility by the Sellers (or an Affiliate), as applicable, pursuant to the terms of, and for the (post-Closing) period defined in, such agreement.
“Treasury Regulations” means the U.S. Department of Treasury regulations, including temporary regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).
“UCC” shall mean the Uniform Commercial Code of the State of Delaware.
“Up-tier Employees” has the meaning given such term in Section 9.2(a).
“Water Removal Cost” means $4,300,000 (representing certain costs agreed to by Sellers and Purchaser principally related to excess water in certain storage tanks at the Statia Facility).
“Working Capital” means, without duplication, the amount equal to (i) the Current Assets, minus (ii) the Current Liabilities, plus (iii) to the extent not included in the Current Assets, the Owned Bunker Fuel Value, plus (iv) to the extent not included in the Current Assets, the Operating Fuel Value, plus (v) to the extent not included in the Current Assets or Current Liabilities, the Prepaid Amounts (which may be a positive or a negative number) determined in accordance with the calculation template attached hereto as Annex I. For the avoidance of doubt, neither Dispute-Related Receivables nor the Cash Amount shall be included in the calculation of Working Capital.

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Section 1.2    Construction.

(a)Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter. Terms defined in the singular have the corresponding meanings in the plural, and vice versa. References to Articles and Sections refer to articles and sections of this Agreement, unless otherwise indicated. The words “includes” and “including” mean “including, but not limited to.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not to the particular Section or Article in which such words appear. Any reference to a statute, regulation, or law shall include any amendment thereof or any successor thereto and any rules and regulations promulgated thereunder. Currency amounts referenced herein, unless otherwise specified, are in Dollars. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(b)This Agreement shall be read, interpreted, and construed as the mutual form of the Parties. The Parties acknowledge that this Agreement is the product of negotiation between sophisticated parties, each of whom was represented by counsel. Accordingly, in the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision hereof.

ARTICLE 2
SALE AND PURCHASE

Section 2.1    Sale, Transfer, Purchase and Acceptance of the Transferred Interests. Subject to the terms and conditions of this Agreement, at the Closing, Sellers shall sell, convey, assign, transfer, and deliver to Purchaser, free of any Liens or Adverse Claims (other than transfer restrictions under applicable securities Laws), and Purchaser shall purchase, acquire, and accept from Sellers, the Transferred Interests in exchange for the Purchase Price.

Section 2.2    Purchase Price. The consideration to be paid by Purchaser for the Transferred Interests shall be the Estimated Purchase Price (such amount, as may be adjusted post-Closing pursuant to Section 2.4, the “Purchase Price”). Not less than five (5) Business Days prior to the Closing, Sellers shall have delivered or caused to have been delivered to Purchaser a statement (the “Estimated Closing Date Statement”) containing Sellers’ good faith calculation of (i) the Closing Indebtedness (which, for the avoidance of doubt, shall not include any expense that is included as an accrued expense in the calculation of Working Capital) (the “Estimated Closing Indebtedness”), (ii) the Cash Amount (the “Estimated Cash Amount”), (iii) the Working Capital (the “Estimated Working Capital”), (iv) the Transaction Expenses (the “Estimated Transaction Expenses”), and (v) any unreimbursed Reimbursable Transaction Expenses, along with the resulting calculation of the Estimated Purchase Price, together with reasonable supporting detail, as of the Measurement Time on the Closing Date. The Estimated Closing Date Statement, Estimated Closing Indebtedness, Estimated Cash Amount, Estimated Working Capital, and Estimated Transaction Expenses will have been prepared in accordance with the applicable definitions set forth herein and the Accounting Principles. For the avoidance of doubt, the acceptance by Purchaser of the Estimated Closing Date Statement will not constitute an acknowledgement by Purchaser of the accuracy of the Estimated Closing Date Statement (or the calculations set forth therein) for purposes of Section 2.4.

Section 2.3    Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of NuStar, 19003 IH-10 West, San Antonio, TX 78257, at 9:00 am San Antonio time, or at such other place and time as mutually agreed to by the Parties, on the third Business

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Day after the day on which the conditions set forth in Article 7 have been satisfied or waived in accordance with this Agreement (other than those conditions that can only be satisfied at the Closing) or on such earlier date as is mutually agreed by the Parties. The date on which the Closing occurs is herein referred to as the “Closing Date.” Notwithstanding the foregoing, time is of the essence, and the Parties shall work in good faith to cause the Closing to occur no later than the Outside Date unless this Agreement is terminated pursuant to Article 8. In lieu of a physical closing, the Parties agree that this Agreement and all other Transaction Documents may be exchanged electronically at the Closing, and that all such documents so exchanged shall be binding on the Parties for all purposes. At the Closing:

(a)The applicable Sellers, or NuStar in the case of subsections (ii) and (iii), shall deliver or cause to be delivered to Purchaser:

(i)an assignment of the Transferred Interests in substantially the form of Exhibit C attached hereto (the “Transferred Interests Assignment Agreement”), duly executed by each Seller;

(ii)an assignment of SSS Intellectual Property from NuStar to SSS in accordance with Section 4.22(c) of the Seller Disclosure Schedules;

(iii)a certification meeting the requirements of Treasury Regulations Section 1.1445-2(b)(2) and Section 1446(f) of the Code and Internal Revenue Service Notice 2018-29 (as determined in good faith by Purchaser) to the effect that each Seller (as determined for U.S. federal income tax purposes) is not a “foreign person” as contemplated by Section 1445 and Section 1446(f)(2) of the Code, and an IRS Form W-9 with respect to each Seller (as determined for U.S. federal income tax purposes);

(iv)the consents and approvals of third parties and Governmental Authorities listed on Section 2.3(a)(iv) of the Seller Disclosure Schedules (the “Required Consents”);

(v)a certificate (the “Closing Certificate”), dated as of the Closing Date, signed by an authorized officer of each Seller (a) certifying that each of the conditions set forth in Section 7.3(a) and Section 7.3(b) has been satisfied or waived as the case may be, (b) attaching the resolutions of the governing persons of each Seller approving this Agreement, the other Transaction Documents, and the transactions contemplated hereunder and thereunder, and (c) certifying that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the execution and delivery of this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby;

(vi)accurate and complete copies of all legal documents relating to the Pre-Closing Reorganization that are reasonably acceptable to Purchaser;

(vii)the resignations of all officers and governing persons of each member of the Company Group;

(viii)a release from each of the Sellers for all pre-Closing claims of any nature any such party may have against any (a) member of the Company Group, (b) an officer or director of any member of the Company Group, (c) of the assets of any member of the Company Group, or (d) of the Transferred Interests, or in connection with this Agreement, the other Transaction Documents, and the transactions contemplated herein and therein;

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(ix)all Books and Records of each member of the Company Group and, to the extent relating to the Statia Facility, of each Seller and NuStar;

(x)the Transition Services Agreement, duly executed by the applicable Seller (or an Affiliate);

(xi)evidence satisfactory to the Purchaser in its sole determination that the amount of unencumbered Cash Amount in accounts of the Company Group (taken as a whole) that will be available solely to Purchaser immediately following the Closing is, in the aggregate, not less than $2,500,000;

(xii)evidence satisfactory to Purchaser, in its reasonable discretion, that (a) each member of the Company Group and the Transferred Interests will be free and clear of all Liens and Adverse Claims following the Closing Date and (b) the assets of each member of the Company Group will be free and clear of all Liens (other than Permitted Liens) following the Closing Date, in each case including payoff letters, termination statements or other documents evidencing the release of the Liens encumbering a member of the Company Group, the Transferred Interests or all or any portion of the assets of any member of the Company Group;

(xiii)a provisional deed of transfer of any ownership interest in Marine Services from NuStar Terminals International N.V. to Terminals.

(b)Purchaser shall deliver or cause to be delivered to Sellers:

(i)the Transferred Interests Assignment Agreement, duly executed by Purchaser;

(ii)by wire transfer or delivery of immediately available funds to one or more accounts previously designated by Sellers, an amount equal to the Estimated Purchase Price minus the Deposit (as provided for in Section 2.5(d));

(iii)the Transition Services Agreement, duly executed by Purchaser; and

(iv)a certificate, dated as of the Closing Date, signed by an authorized officer of Purchaser (A) certifying that each of the conditions set forth in Section 7.2(a) and Section 7.2(b) has been satisfied or waived as the case may be, (B) attaching the resolutions of the governing persons of Purchaser approving this Agreement, the other Transaction Documents and the transactions contemplated hereunder and thereunder, and (C) certifying that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the execution and delivery of this Agreement, the other Transaction Documents, and the transactions contemplated hereby and thereby.

Section 2.4    Purchase Price Adjustment.

(a)As promptly as practicable after the Closing, but in no event more than 60 calendar days after the Closing Date, NPH shall in good faith prepare and deliver to Purchaser a statement (the “Closing Date Statement”) containing NPH’s calculation of the actual Closing Indebtedness, actual Cash Amount, the actual Working Capital, the actual Transaction Expenses and the components thereof and the resulting calculation of the actual Purchase Price, as of the Measurement Time on the Closing Date, together with reasonable supporting detail and as determined in accordance with the Accounting Principles calculated

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without giving effect to any purchase accounting adjustments resulting from the consummation of the transactions contemplated hereby.

(b)Until such time as the Final Closing Date Statement shall become final in accordance with Section 2.4(c), NPH shall permit Purchaser and its representatives reasonable access, during normal business hours, to the Books and Records and personnel of each member of the Company Group and the parties providing accounting services under the Transition Services Agreement (“Accounting Services Providers”) to aid in Purchaser’s review of the Closing Date Statement; provided, however, NPH shall not be required to provide such access or disclose such materials to the extent such access or disclosure would unreasonably interfere with the normal business or operations of NPH or the Accounting Services Providers or, as determined by counsel in good faith, (i) any such materials are subject to the terms of a non-disclosure agreement or undertaking with a third party as of the date thereof, (ii) any such materials constitute privileged attorney-client communications or attorney work product, or (iii) disclosure of any such materials would be prohibited by Law. Purchaser shall have the right to review the work papers of NPH and the Accounting Services Providers underlying or utilized in preparing the Closing Date Statement and the calculation of the actual Purchase Price, subject to the execution of a customary access letter, including the actual Cash Amount, the actual Working Capital, the actual Closing Indebtedness, and the actual Transaction Expenses, as of the Measurement Time on the Closing Date, as set forth in the Closing Date Statement to the extent reasonably necessary to verify the accuracy of the Closing Date Statement and the calculation of Final Purchase Price, including the Final Cash Amount, the Final Working Capital, the Final Closing Indebtedness, and the Final Transaction Expenses in conformity with this Agreement.

(c)Within 30 calendar days after its receipt of the Closing Date Statement, Purchaser shall either inform NPH in writing that the Closing Date Statement is acceptable or object thereto in writing, setting forth in reasonable detail a description of each of its objections. If Purchaser does not provide NPH with written notice of its objection to or acceptance of the Closing Date Statement, Purchaser will be deemed for all purposes to have accepted the Closing Date Statement as presented to it. If Purchaser so objects, and Purchaser and NPH do not resolve such objections on a mutually agreeable basis within 30 calendar days after NPH’s receipt of such objections, the remaining disputed items shall be submitted to Deloitte LLP (“Deloitte”) or, if Deloitte is not available for such engagement or at the time of such proposed engagement is no longer independent, such other nationally recognized independent certified public accounting firm reasonably agreed to by Purchaser and NPH (Deloitte, or such other accounting firm mutually agreed to by NPH and Purchaser, the “Accounting Firm”). All such discussions between NPH and Purchaser regarding the objections (including any written materials exchanged in connection with such discussions) shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state rule. Purchaser and NPH shall promptly execute any reasonable engagement letter requested by Accounting Firm and shall each cooperate fully with Accounting Firm, including by providing the information, data and work papers used by each Party to prepare or calculate the Closing Date Statement, so as to enable Accounting Firm to make such determination as quickly and as accurately as practicable, but shall be under no obligation to provide such information to the other party once the matter has been submitted to the Accounting Firm. If Purchaser and NPH cannot agree on an independent, nationally recognized accounting firm within 10 calendar days of determining that an Accounting Firm other than Deloitte must be appointed as contemplated above, then Purchaser and/or NPH may submit a request to JAMS (formerly known as Judicial Arbitration and Mediation Services, Inc.) requesting appointment of a nationally recognized independent certified public accounting firm to serve as Accounting Firm. Purchaser and NPH shall direct the Accounting Firm to resolve such disputed items within 30 calendar days of submission of the disputed items. Upon the agreement of Purchaser and NPH, the decision of the Accounting Firm, or if Purchaser fails to deliver an objection to NPH within the first 30-day period referred to above, then the Closing Date Statement, as the same may be adjusted as a result of agreement of the Parties or the decision of the Accounting Firm (the “Final Closing Date

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Statement”), shall be final, conclusive, and binding against the Parties hereto including the calculation of the Closing Indebtedness (“Final Closing Indebtedness”), the Cash Amount (“Final Cash Amount”), the Working Capital (which, for the avoidance of doubt, is calculated after taking into account the transactions contemplated by the Transaction Documents, as of the end of the Closing Date) (“Final Working Capital”), the Transaction Expenses (the “Final Transaction Expenses”) and the resulting Final Purchase Price set forth therein. No adjustment shall occur (i) as a result of the actual cost of repairs to the Statia Facility exceeding the mutually agreed upon Repair Budget or (ii) in respect of costs relating to the excess water referred to in the definition of Water Removal Cost exceeding the mutually agreed upon Water Removal Cost.

(d)In resolving any disputed item, the Accounting Firm (i) shall be bound by the provisions of this Section 2.4 and the other terms, provisions, and definitions set forth in this Agreement, (ii) shall not assign a value to any item greater than the greatest value claimed for such item or less than the smallest value for such item claimed by NPH or Purchaser, (iii) shall limit its decision to such items as are in dispute, and (iv) shall make its determination based solely on written presentations by NPH and Purchaser that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of independent review). The fees, costs and expenses of the Accounting Firm shall be allocated by the Accounting Firm between Sellers, on the one hand, and Purchaser, on the other hand, in the same proportion that the aggregate amount of the disputed items so submitted to the Accounting Firm are unsuccessfully disputed by each such Party (as finally determined by the Accounting Firm) bears to the total amount of such disputed items so disputed.

(e)Within five (5) Business Days following the determination of the Final Purchase Price in accordance with this Section 2.4:

(i)in the event that the Final Purchase Price exceeds the Estimated Purchase Price, Purchaser shall deliver, or cause to be delivered, to NPH, by wire transfer of immediately available funds, payment in an amount equal to (x) the Final Purchase Price, minus (y) the Estimated Purchase Price;

(ii)in the event that the Estimated Purchase Price exceeds the Final Purchase Price, then NPH shall deliver, or cause to be delivered, to Purchaser, by wire transfer of immediately available funds, an amount equal to (x) the Estimated Purchase Price, minus (y) the Final Purchase Price.
Any payments made pursuant to this Section 2.4(e) shall be deemed an adjustment to the Purchase Price.
Section 2.5    Deposit. Within five (5) Business Days of the execution of this Agreement, Purchaser will deliver to NuStar Logistics, L.P., on behalf of Sellers, an earnest money deposit in the amount of Five Hundred Thousand Dollars ($500,000) (the “Deposit”).

(a)Prior to Closing, the Deposit will be held by NuStar Logistics, L.P. in escrow in a segregated account.

(b)If this Agreement is terminated (i) after the Outside Date pursuant to Section 8.1(b) (including as a result of the condition set forth in Section 7.3(e) not being met), or (ii) at any time in accordance with Section 8.1(e), then the Deposit may be retained by NuStar Logistics, L.P. on behalf of Sellers; provided, however, notwithstanding subsection (i) immediately above, NuStar Logistics, L.P. shall have no right to retain the Deposit if the failure of Sellers to fulfill any of their obligations under this Agreement has been a material cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date.

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(c)If the Closing fails to occur prior to the Outside Date for any other reason (including (i) due to any exercise of the termination rights set forth in Section 8.1(d), or (ii) notwithstanding subsection (i) of Section 2.5(b), the issuance of a Prohibitive Order against or relating to any or all of NuStar, Sellers, or any member of the Company Group without regard to which Party terminates the Agreement or which subsection of Section 8.1 is relied upon to so terminate), the Deposit (and any interest accrued thereupon) shall be returned to Purchaser’s account, without any deduction or set-off whatsoever, within not more than three (3) Business Days of the earlier of (x) the date of the corresponding notice of termination or (y) the Outside Date, as applicable.

(d)If the Closing occurs, the Deposit shall be credited against the Purchase Price at the Closing.

Section 2.6    Purchase Price Allocation. Consistent with the principles of Section 1060 of the Code and the Treasury Regulations thereunder, the Purchase Price (and any other items constituting consideration for U.S. federal income tax purposes), as may be adjusted pursuant to Section 2.4, will be allocated in a manner consistent with such Code section. On or before the day that is 180 days after the Closing Date (and if such 180th day is not a Business Day then the next Business Day), Purchaser will provide NPH with Purchaser’s proposed allocation of the Purchase Price. NPH may, within 15 days after the date of delivery of Purchaser’s proposed allocation (and if such 15th day is not a Business Day then the next Business Day), notify Purchaser, in writing, of all revisions desired by NPH to Purchaser’s proposed allocation, explaining in sufficient detail all of such proposed revisions. If NPH does not provide such notice within such 15-day period, NPH (for and on behalf of Sellers as provided for in Section 11.17) will be deemed to have accepted Purchaser’s allocation of the Purchase Price for all purposes. If NPH timely provides proposed revisions to Purchaser’s proposed allocation, Purchaser shall consider in good faith all reasonable proposals made by NPH. In the event Purchaser disagrees with any (or all) of NPH’s proposals (assuming such were timely made), and Purchaser and NPH cannot resolve such disagreement(s) within 30 days after the receipt of NPH’s comments (and if such 30th day is not a Business Day then the next Business Day), either Party may submit all (but not less than all) disputed items (but only the disputed items) to the Accounting Firm for resolution thereof, and Purchaser and NPH agree that the decision of the Accounting Firm with respect to such item(s) will be binding on them for all purposes of this Agreement. NPH and Purchaser each agree to file, or in the case of NPH cause the Sellers to file, all relevant Tax Returns, wherever filed, consistent with the final allocation of the Purchase Price.

Section 2.7    Section 338(g) Election. Purchaser and each Seller agrees that Purchaser shall make a Section 338(g) election under the Code on or before the 15th day of the ninth (9th) month following the month in which the Closing occurs, as it relates to the purchase of the stock of SSS.

Section 2.8    Withholding Rights. Purchaser or any other applicable withholding agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to or as contemplated by the Transaction Documents, such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Code or any other Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts will be treated for all purposes of the Transaction Documents as having been paid to such Person in respect of which such deduction or withholding was made.

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ARTICLE 3
REPRESENTATIONS AND WARRANTIES CONCERNING SELLERS

Except as set forth in the Seller Disclosure Schedules, each Seller, severally and not jointly, represents and warrants to Purchaser on and as of the Execution Date (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), as follows:
Section 3.1    Status of Sellers. NPH is a limited liability company duly organized, validly existing, and in good standing under the Laws of the State of Delaware. NTD is a corporation duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware. Each Seller has all requisite limited liability company or corporate, as applicable, power and authority to own the Transferred Interests and to execute and deliver this Agreement and to perform its respective obligations hereunder. Each Seller is authorized and qualified to do business in all jurisdictions in which the nature of the business conducted by it makes such qualification necessary and where failure so to qualify would not have a material adverse effect on its financial condition, operations, prospects, taxes, or business.

Section 3.2    Authority; No Conflicts.

(a)The execution, delivery and performance by each Seller of this Agreement and the Transaction Documents, and the consummation by each Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company or corporate, as applicable, action on the part of such Seller, and no other or further action or proceeding on the part of such Seller is necessary to authorize the execution and delivery by such Seller of this Agreement or the Transaction Documents to which such Seller is a party and the consummation by such Seller of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by each Seller, and, assuming the due authorization, execution, and delivery of the other Parties hereto, this Agreement constitutes the valid and binding obligation of each Seller, enforceable against such Seller in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(b)The execution and delivery of this Agreement by each Seller, and the performance by each Seller of their respective obligations hereunder, will not result in (i) any conflict with the Organizational Documents of such Seller or any member of the Company Group, (ii) any breach or violation of, or default under, or constitute or give rise to a termination or right of termination of, acceleration of any obligation or loss of any benefit under, any Contract to which such Seller is a party, (iii) a violation of or default under any applicable Law or Governmental Authorization to which such Seller is subject, or (iv) any Liens on any of the properties or assets of any member of the Company Group or the Transferred Interests.

Section 3.3    Consents and Approvals. No Governmental Authorization of, or filing with, or notice to, any Governmental Authority is required on the part of either Seller or any member of the Company Group in connection with the execution and delivery of this Agreement and the Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

Section 3.4    Title. Such Seller is the sole record and beneficial owner of the Transferred Interests set forth opposite such Seller’s name on Section 3.4 of the Seller Disclosure Schedules, and such Seller has good and marketable title to such Transferred Interests, free and clear of all Adverse Claims (other than transfer restrictions under applicable securities Laws) and except as set forth on Section 3.4 of the Seller Disclosure Schedules. Such Seller has full right, power, and authority to transfer and deliver to Purchaser

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valid title to the Transferred Interests held by such Seller, free and clear of all Liens and Adverse Claims except as set forth on Section 3.4 of the Seller Disclosure Schedules. Immediately following the Closing, Purchaser will be the record and beneficial owner of such Transferred Interests and, assuming that Purchaser has given value, does not have notice of an Adverse Claim to the Transferred Interests, and obtains control of the Transferred Interests, a Protected Purchaser of such Transferred Interests, free and clear of, except as set forth on Section 3.4 of the Seller Disclosure Schedules, all Adverse Claims (other than transfer restrictions under applicable securities Laws), proxies, voting trusts or agreements, or transfer restrictions under any stockholder or similar agreement. Except pursuant to this Agreement, and except as set forth on Section 3.4 of the Seller Disclosure Schedules, there is no Contract pursuant to which such Seller has, directly or indirectly, granted any right to any Person to acquire, directly or indirectly, any Equity Interests in any member of the Company Group or granted any right to any Person to vote or control the vote of any Equity Interests in any member of the Company Group, including through options, warrants, calls, subscriptions, conversion rights, exchange rights, “put” or “call” rights, preemptive rights, rights of first refusal or first offer, or other rights, agreements, or commitments obligating such Seller to issue or sell any of the Transferred Interests, or any proxy, voting trust or agreement, or stockholder or similar agreement. Such Seller is not a party to, and the Transferred Interests set forth opposite such Seller’s name on Section 3.4 of the Seller Disclosure Schedules are not subject to, except as set forth on Section 3.4 of the Seller Disclosure Schedules, any shareholders agreement, voting agreement, voting trust, proxy, or other agreement or Contract relating to the transfer or voting of such Transferred Interests.

Section 3.5    Claims or Proceedings. There is no Litigation pending or, to the Knowledge of such Seller, threatened against or relating to such Seller or any of its properties or assets that challenges, or would have the effect of preventing, delaying, making illegal, or otherwise interfering with, the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.6    No Brokers. Such Seller does not have any Liability to pay any fees, expenses or commissions to any broker, finder, investment banker or agent with respect to the transactions contemplated by this Agreement based upon any arrangement or agreement made by or on behalf of such Seller.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY GROUP

Except as set forth in the Seller Disclosure Schedules, Sellers hereby represent and warrant, jointly and severally, to Purchaser on and as of the Execution Date (except as to such representations and warranties that address matters as of a particular date, which are given only as of such date), as follows:
Section 4.1    Status; Authority.

(a)Each of Bicen, Saba, Terminals, and SSS is a company with limited liability (naamloze vennootschap), duly incorporated under the Laws of the former Netherland Antilles and currently duly existing under the Laws of the BES islands with statutory seat in Sint Eustatius. Each member of the Company Group has all requisite power and authority to carry on its business as it is now being conducted. Sellers or the Company Group have made available to Purchaser true and complete copies of each member of the Company Group’s Organizational Documents.

(b)Each member of the Company Group is duly licensed or qualified to conduct business under the Laws of each jurisdiction in which the character of the assets owned or leased, or the nature of the business conducted, by each of them requires such licensing or qualification, except where the failure to be so licensed or qualified has not been and would not reasonably be expected to be material to the Company

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Group. No member of the Company Group is in violation of any material provision of its Organizational Documents.

(c)No member of the Company Group is required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Governmental Authority in connection with the execution, delivery and performance by Sellers of this Agreement or any of the Transaction Documents to which Sellers are a party or the consummation of the transactions contemplated hereby or thereby.

(d)Neither the execution, delivery, or performance of this Agreement or any Transaction Document by either Seller, nor the consummation of the transactions contemplated hereby or thereby will (i) violate or breach the terms of, cause a default under, conflict with, result in the loss by any member of the Company Group of any rights or benefits under, impose on any member of the Company Group any additional or greater burdens or obligations under, create in any party additional or greater rights or benefits under, create in any party the right to accelerate, terminate, modify or cancel, require any notice or consent or give rise to any preferential purchase or similar right under (1) any applicable Law, (2) except as set forth on Section 4.1 of the Seller Disclosure Schedules, the Organizational Documents of any member of the Company Group, or (3) any Material Contract used in connection with the business of the Statia Facility or by which any member of the Company Group, or any of their respective properties related to the Statia Facility, is bound; (ii) result in the creation or imposition of any Adverse Claim on any of the Transferred Interests or any Lien on any Asset (other than a Permitted Lien); (iii) result in the cancellation, forfeiture, revocation, suspension, or modification of any Asset or any existing consent, approval, authorization, license, permit, certificate, or Order of any Governmental Authority; or (iv) with the passage of time or the giving of notice or the taking of any action of any third party have any of the effects set forth in clauses (i), (ii), or (iii) of this Section 4.1(d).

Section 4.2    Capitalization. The issued and outstanding Equity Interests of each Company are set forth on Section 4.2 of the Seller Disclosure Schedules, including the names of the record holders thereof. The Transferred Interests (a) constitute all of the outstanding Equity Interests of the Companies, (b) except as set forth on Section 4.2 of the Seller Disclosure Schedules, have been duly authorized, validly issued, fully paid, and nonassessable, and (c) except as set forth on Section 4.2 of the Seller Disclosure Schedules, are, or will be at Closing, owned by the respective Seller free and clear of any Adverse Claims (other than transfer restrictions under applicable securities Laws), and are not subject to any transfer restrictions other than transfer restrictions under applicable securities Laws and the Laws governing entities incorporated and/or duly existing under the Laws of the BES islands. There are no, without limitation, (i) outstanding equity appreciation rights, profit participation, phantom equity rights, or other similar rights with respect to Equity Interests of each Company, (ii) except as set forth on Section 4.2 of the Seller Disclosure Schedules, outstanding securities convertible or exchangeable into Equity Interests of the Companies or obligations of the Companies to repurchase, redeem, or otherwise acquire any Equity Interests of the Companies, (iii) except as set forth on Section 4.2 of the Seller Disclosure Schedules, options, warrants, calls, subscriptions, conversion rights, exchange rights, “put” or “call” rights, or other rights, agreements, or commitments obligating the Companies to issue, transfer, or sell any Equity Interests in or of any Company, or (iv) except as set forth on Section 4.2 of the Seller Disclosure Schedules, proxies, voting trusts or agreements, or transfer restrictions under any stockholder or similar agreement with respect to any Equity Interests of the Companies.

Section 4.3    Subsidiaries. Section 4.3 of the Seller Disclosure Schedules sets forth (x) the name and jurisdiction of organization of each Subsidiary of each of the Companies (each a “Company Subsidiary,” and collectively, the “Company Subsidiaries”) and (y) the number and type of issued and outstanding Equity Interests of each such Company Subsidiary and the names of the record holders thereof. The outstanding Equity Interests of each of the Company Subsidiaries (i) have been duly authorized, validly issued, fully

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paid, and are nonassessable and (ii) except as set forth on Section 4.3 of the Seller Disclosure Schedules, are owned by the owners set forth in Section 4.3 of the Seller Disclosure Schedules, free and clear of any Adverse Claims and of any transfer restrictions (except for transfer restrictions under applicable securities Laws). There are no outstanding purchase, acquisition, options, warrants, conversion or other rights or agreements for the issuance, sale or transfer to any party of any Equity Interests in any Company Subsidiary other than pursuant to this Agreement. Except for the Company Subsidiaries, no member of the Company Group has any Equity Interest or investment in, or guarantees any obligation for, any other Person. Each of the Company Subsidiaries is duly formed and validly existing under the Laws of the jurisdiction of its organization. There are no proxies, voting trusts or agreements, or stockholder or similar agreements with respect to any Equity Interests of the Company Subsidiaries.

Section 4.4    Real Property.

(a)Section 4.4(a) of the Seller Disclosure Schedules contains a complete list of all real property that is utilized by any member of the Company Group and includes a description of (i) all rights in rem with respect to real property, including full ownership, leasehold rights (erfpacht), rights of superficies (opstalrechten), and rights of usufruct (vruchtgebruik) by any member of the Company Group, including facilities and structures located thereon (the “Owned Real Property”), and (ii) all material leases, subleases or licenses of real property other than real property interests in Easements, together with all amendments thereto and guarantees thereof (the “Real Property Leases”) to which any member of the Company Group is a party or by which any member of the Company Group holds a leased interest (the “Leased Real Property;” together with the Owned Real Property, collectively, “Real Property”). True and complete copies of the Real Property Leases for each Leased Real Property have been made available to Purchaser.

(b)Section 4.4(b) of the Seller Disclosure Schedules lists the physical address of the Real Property utilized by any member of the Company Group.

(c)Each Real Property Lease to which any of the members of the Company Group is a party, is a valid and binding obligation of the applicable member of the Company Group that is party thereto and is in full force and effect in accordance with its terms and no member of the Company Group is in default under any Real Property Lease.

(d)Except as set forth in Section 4.4(d) of the Seller Disclosure Schedules, each Company and/or Company Subsidiary listed as an owner or lessee of Real Property on Section 4.4(a) of the Seller Disclosure Schedules has either (i) good and marketable title to that Real Property that it owns, or (ii) a valid leasehold interest in that Real Property that it leases, in each case, free and clear of all Liens, except for Permitted Liens.

(e)With respect to the Leased Real Property, Seller has delivered or made available to Purchaser true, complete and correct copies of all Real Property Leases.

(f)Except as set forth on Section 4.4(f) of the Seller Disclosure Schedules, no member of the Company Group has entered into any material subleases, arrangements, licenses, or other agreements relating to the use or occupancy of all or any portion of the Real Property with any Person other than a member of the Company Group. Except as set forth in Section 4.4(f) of the Seller Disclosure Schedules, no member of the Company Group is obligated to (i) purchase or lease any real property or (ii) dispose of any interest in any of the Real Property or any Real Property Lease.

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(g)Neither Seller, nor any member of the Company Group nor NuStar has received written notice nor do the Sellers have Knowledge that the use and operation of the Real Property by such member of the Company Group in the conduct of the Statia Facility violates or has violated any applicable Law, covenant, condition, restriction, easement, license, permit or agreement.

(h)There is no Litigation pending nor, to the Knowledge of Sellers, threatened against or affecting the Real Property of the Company Group or any portion of, or any interest in, the Real Property.

Section 4.5    Litigation. Except as set forth on Section 4.5 of the Seller Disclosure Schedules, there is, and during the past three (3) years has been, no Litigation pending or, to the Knowledge of Sellers, threatened against any member of the Company Group, and to the Knowledge of Sellers, there are no facts, circumstances or conditions that could reasonably be expected to form the basis of a material Litigation or Order. Except as set forth on Section 4.5 of the Seller Disclosure Schedules, no member of the Company Group is subject to any Order. No member of the Company Group plans to initiate any Litigation.

Section 4.6    Labor Matters. Terminals is a party to the Collective Labor Agreement. Other than the Collective Labor Agreement, no member of the Company Group is a party to, or otherwise subject to, any collective bargaining or other agreement with any labor union, works council or other employee representative body, and no such agreement is being negotiated by any member of the Company Group. There are no strikes, slowdowns, stoppages, picketing or labor disputes pending, or to the Knowledge of Sellers, threatened, with respect to any member of the Company Group, and there have been no such activities or disputes within the past three (3) years. Section 4.6 of the Seller Disclosure Schedules lists all employees of Terminals who are subject to the Collective Labor Agreement (collectively, the “Union Employees”). To the Knowledge of Sellers, other than the Union Employees, no employees of the Company Group are represented by a labor union, works council or other employee representative body. Except as set forth on Section 4.6 of the Seller Disclosure Schedules, to the Knowledge of Sellers, there is no effort pending or threatened by or on behalf of any labor union, works council or other employee representative body to organize any employees of the Company Group, and there has been no such effort pending or to the Knowledge of Sellers, threatened within the past three (3) years. No notice, consultation or consent obligations with respect to any labor union, works council or other employee representative body, or with respect to any employees of the Company Group, will be required as a result of the consummation of the transactions contemplated hereby.

Section 4.7    Taxes.

(a)Each member of the Company Group has timely filed all income and other material Tax Returns required to be filed by them with any Governmental Authority in accordance with applicable Law and all such Tax Returns are true, correct and complete in all material respects; all income and other material Taxes due and payable by the Company Group on or before the Closing Date (whether or not shown on any Tax Return) have been timely paid in full, collected, or withheld and remitted to the appropriate Governmental Authority.

(b)No claim has ever been made in writing by an authority in a jurisdiction where any member of the Company Group does not file Tax Returns that such member is or may be subject to taxation by that jurisdiction and, to such Member’s Knowledge, there is no basis for any such claim to be made; no member of the Company Group is subject to Tax in any jurisdiction other than the country in which it is organized by virtue of having a permanent establishment, fixed place of business or otherwise;

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(c)There is no Litigation concerning any income or other material Tax liability of any member of the Company Group pending, being conducted, claimed in writing or, to such Member’s Knowledge, threatened by a Governmental Authority and no material deficiencies for Taxes or other assessments relating to Taxes have been claimed, proposed, or assessed in writing against any member of the Company Group;

(d)Each member of the Company Group has deducted, withheld and timely paid to the appropriate Governmental Authority all income and other material Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, equityholder and other third party, and each member of the Company Group has complied in all material respects with all reporting and recordkeeping requirements with respect to such Taxes;

(e)Each member of the Company Group has provided or made available to Purchaser true, correct and complete copies of all income and other material Tax Returns filed and all examination reports and statements of deficiencies assessed against or agreed to by any member of the Company Group for the past three years;

(f)No member of the Company Group has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, other than waivers or extensions that are no longer in effect, and no such agreement waiving or extending the statute of limitations or the period of assessment or collection of any material Taxes has been requested in writing by any Governmental Authority;

(g)There are no deferred Taxes, and all ad valorem Taxes and payroll and withholding Taxes that are Pre-Closing Taxes have been accrued in the Financial Statements. The Pre-Closing Taxes do not, and will not, exceed the amount of Pre-Closing Taxes taken into account in the Closing Indebtedness as finally determined pursuant to Section 2.4;

(h)Except as set forth on Section 4.7(h) of the Seller Disclosure Schedules, no member of the Company Group has executed any power of attorney with respect to any Tax or Tax Return other than powers of attorney that are no longer in effect;

(i)No member of the Company Group has been a member of an Affiliated Group and no member of the Company Group is otherwise liable for the Taxes of any other Person other than, in each case, an Affiliated Group comprised solely of the members of the Company Group; no member of the Company Group has any liability for the Taxes of any Person (other than the member of the Company Group) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor or otherwise;

(j)No member of the Company Group will be required to include any material amount in taxable income or exclude any material item of deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (a) change in method of accounting for a taxable period ending on or prior to the Closing Date (and will not be required to make such an adjustment as a result of the transactions contemplated by this Agreement), including by reason of Section 451(b) of the Code, (b) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (c) any deferred intercompany gain or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision or administrative rule of federal, state, local or foreign Law), (d) installment sale or open transaction disposition made on or prior to the Closing Date, (e) any prepaid amount received

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on or prior to the Closing Date outside of the ordinary course of business, and (f) any Taxes imposed by Section 965(a) of the Code;

(k)No Tax lien (other than for current Taxes not yet due and payable) is currently in effect against any of the assets of any member of the Company Group;

(l)No member of the Company Group has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code;

(m)No member of the Company Group has participated in any listed transactions under Treasury Regulations Section 1.6011-4(b)(2);

(n)Each member of the Company Group has maintained any required documentation for transfer pricing arrangements for purposes of Section 482 of the Code (or any corresponding or similar provision of foreign Law) and all payments, by, to or among any member of the Company Group materially comply with all applicable transfer pricing requirements imposed by any Governmental Authority;

(o)No member of the Company Group is, or would have been, a “passive foreign investment company” as defined in Section 1297 of the Code had it not been a “controlled foreign corporation” as defined in Section 957 of the Code;

(p)No member of the Company Group that is a foreign corporation for U.S. federal income tax purposes will recognize a material amount of “subpart F income” as defined in Section 952 of the Code during a taxable year of such member that includes but does not end on the Closing Date; no member of the Company Group that is a foreign corporation for U.S. federal income tax purposes has any “investments in United States property” as defined in Section 956 of the Code;

(q)No member of the Company Group is subject to any “gain recognition agreements” pursuant to Section 367 of the Code; no member of the Company Group has an “overall foreign loss” as defined in Section 904(f) of the Code;

(r)Except as set forth on Section 4.7(r) of the Seller Disclosure Schedules, Terminals has made all Tax and other distributions that are or may be required by its Organizational Documents, any contractual obligation or otherwise;

(s)No member of the Company Group has made an election pursuant to Treasury Regulations Section 301.9100-22(a) (or any successor provision or any comparable provision of state Law);

(t)There are no Tax allocation or Tax sharing agreements among Sellers or other Persons and any member of the Company Group, other than commercial contracts that do not primarily relate to Taxes;

(u)During the period beginning on December 31, 2017, the Company Group has conducted its business in the ordinary course of business, and no member of the Company Group has taken, or omitted from taking, any of the actions set forth in Section 6.2(i); and

(v)Terminals is, and has been treated at all times since May 26, 2002 as, a U.S. foreign partnership in accordance with Treasury Regulations Section 301.7701-2(c)(1), each of Marine Services and

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SSS is, and has been treated at all times since their respective formation, an association taxable as a corporation for U.S. federal income tax purposes, and each of Bicen and Saba is, has been treated since May 26, 2002 as, disregarded as an entity separate from its owner for U.S. federal income tax purposes in accordance with Treasury Regulations Section 301.7701-2(c)(2).

Section 4.8    Environmental Matters. Except as set forth on Section 4.8 of the Seller Disclosure Schedules:

(a)the Company Group is, and since January 1, 2016 has been, in compliance with applicable Environmental Laws, which compliance includes possessing all Governmental Authorizations required under applicable Environmental Laws for the operation of the business of the Company Group;

(b)no member of the Company Group: (i) has received any written notice that it is a potentially responsible person, request for information, or is otherwise liable under Environmental Laws in connection with any waste disposal site allegedly containing, or other location used for the disposal of, any Hazardous Materials; (ii) is a party to any pending action or proceeding alleging that it has violated or has liability under any Environmental Law (and, to the Knowledge of Sellers, no such action or proceeding is threatened); (iii) has any obligations under any pending Order or injunction for any violation of Environmental Law; or (iv) to the Knowledge of Sellers, there are no facts, circumstances or conditions that could reasonably be expected to form the basis of any such proceedings;

(c)no member of the Company Group has Released, and, to the Knowledge of Sellers, there have been no Releases of Hazardous Materials, at or from any of the Real Property or any other real property now or formerly owned or operated by any member of the Company Group, in a manner or to an extent that requires any member of the Company Group to undertake investigation or remediation under any applicable Environmental Law or for which any member of the Company Group may reasonably be expected to incur material liability under Environmental Law; and

(d)the Sellers have provided to Purchaser true and complete copies of all reports, audits, assessments, or studies in the possession of any member of the Company Group (or its Affiliates) and related to the environmental condition of any of the Real Property or to the compliance of the operations of the Company Group with Environmental Laws.

Section 4.9    Material Contracts. Except for the contracts listed in Section 4.9 of the Seller Disclosure Schedules (the “Material Contracts”), no member of the Company Group is a party to or bound by any of the following:

(a)any Contracts that would reasonably be expected to involve payments to or from any member of the Company Group of $500,000 or more in any twelve-month period;

(b)any Contracts for the repair of storage facilities of $500,000 or more in any twelve-month period;

(c)any Contracts (not described in Section 4.9(a) or Section 4.9(b)) that would reasonably be expected to involve payments to or from any member of the Company Group of $500,000 or more in any twelve-month period, other than Contracts relating to the sale of obsolete or excess assets not required for such member of the Company Group’s operations in the ordinary course of business and Contracts that are terminable by such Company or applicable Company Subsidiary on thirty or fewer days’ notice without penalty;

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(d)any Contract relating to the lease of personal property to or from any Person that involved rental payment obligations in excess of $500,000 during the year ended December 31, 2017 or during the year ended December 31, 2018;

(e)any Real Property Lease;

(f)any Contract to purchase or sell real property;

(g)any Contract with any Seller or any Affiliate of any Seller (other than the Companies and the Company Subsidiaries) that will not be terminated prior to Closing;

(h)any Contract relating to the acquisition (by merger, purchase of equity or assets or otherwise) or disposition by a member of the Company Group of any operating business or the capital stock or other Equity Interests of any other Person containing any outstanding indemnification, “earn-out,” deferred payments or other similar contingent payment obligations;

(i)any agency, dealer, distributor, sales representative or other similar Contract that involves annual payment obligations in excess of $500,000;

(j)any Contract with a Material Customer or Material Vendor;

(k)any Contract obligating any member of the Company Group: (A) to refrain from competing with any business, (B) to refrain from conducting business in any particular jurisdiction, (C) to refrain from conducting any business with certain parties, (D) to refrain from soliciting or hiring any individuals, or (E) to provide “most favored nations” terms for the benefit of any other Person;

(l)any Contracts with any Governmental Authority;

(m)any Contracts that require any member of the Company Group to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(n)any employment agreements;

(o)any collective labor agreements or other agreements with any labor union, works council or other employee representative body;

(p)any Contract with a supplier, vendor or service provider granting such supplier, vendor or service provider exclusive rights to provide such product or service;

(q)each Contract relating to Indebtedness or imposing a Lien on any of the assets of the Company Group;

(r)any settlement, consent, judgment, resolution or similar Contract involving payments by any member of the Company Group in connection with a dispute where the amount payable by any member of the Company Group exceeds $500,000, or involving any injunctive or other equitable obligations or liabilities of any member of the Company Group;

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(s)each Contract that involves any partnership, strategic alliance or joint venture or sharing of profits or losses with any other Person; or

(t)any Contract that grants to any Person a right to purchase (including rights of first refusal, options or similar rights) any material assets of any member of the Company Group.

Except as set forth on Section 4.9 of the Seller Disclosure Schedules, the Sellers have delivered or made available to Purchaser a true, correct, and complete copy of each Material Contract. Except as set forth on Section 4.9 of the Seller Disclosure Schedules, with respect to each such Material Contract: (i) such Material Contract is in full force and effect and constitutes a legal, valid and binding obligation of the member of the Company Group that is a party thereto, enforceable in accordance with its terms and conditions, except as such enforceability may be limited by bankruptcy, insolvency, moratorium or other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally; provided, that, to the Knowledge of the Sellers, no such limitations are applicable as of the date hereof; (ii) no member of the Company Group, and, to the Knowledge of the Sellers, any other party thereto, is in breach or default under such Material Contract; and (iii) no event has occurred or circumstance exists that, with notice or lapse of time or both, would constitute such a breach or default on the part of the Company Group, or to the Knowledge of the Sellers, any other party thereto, or permit termination, modification, or acceleration, under such Material Contract by any other party thereto.
Section 4.10    Indebtedness. Other than with respect to Taxes, as of the Closing Date, no member of the Company Group will have any Indebtedness on the Closing Date other than (i) Indebtedness due solely to and/or from one Company Group member to another or (ii) any Indebtedness that reduces the Estimated Purchase Price pursuant to Section 2.2.

Section 4.11    Brokers. No member of the Company Group has any Liability to pay any fees, costs, expenses or commissions to any broker, finder, investment banker or agent with respect to the transactions contemplated by this Agreement based upon any arrangement or agreement made by or on behalf of the Company Group.

Section 4.12    Employees; Employee Benefits.

(a)Section 4.12(a) of the Seller Disclosure Schedules contains a list of all persons who are employees of any member of the Company Group as of the Closing Date, and sets forth for each such individual the following: (i) name; (ii) title or position (including which member of the Company Group employs such individual and whether full-time or part-time); (iii) hire or retention date; (iv) current annual base compensation rate or contract fee; (v) aggregate commission, bonus or other incentive-based compensation; and (vi) any payment obligation with respect to such person of any amount that would not be deductible under section 280G of the Code. To the Knowledge of Sellers, no executive or Key Employee has given notice of termination of employment. Except as set forth on Section 4.12(a) of the Seller Disclosure Schedules, the Company Group is, and for the past three (3) years has been, in compliance with all applicable Laws governing employment, employment practices, and terms and conditions of employment, including wages and hours, occupational health and safety, and the classification and compensation of employees and independent contractors.

(b)Section 4.12(b) of the Seller Disclosure Schedules contains a true and complete list of each material Plan. “Plan” means each employee benefit plan, stock or unit purchase, stock or unit option, phantom interest, profits interest, equity or equity-based, severance, termination, retirement, employment, independent contractor, change-in-control, fringe benefit, bonus, incentive, deferred compensation, employee

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loan and each other plan, agreement, program, policy or other arrangement, under which any current or former employee or independent contractor of any Company or applicable Company Subsidiary (the “Employees”), or any dependent or beneficiary thereof, has any present or future right to benefits or which are contributed to, sponsored by or maintained by such Company or such applicable Company Subsidiary, other than any plan to which any member of the Company Group contributes (or has an obligation to contribute) pursuant to applicable Law and that are sponsored or maintained by a Governmental Authority.

(c)With respect to each material Plan, Sellers have made available to Purchaser a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, any summary plan description and any material notices or other documentation from any Governmental Authority relating to such Plan.

(d)No member of the Company Group, and no entity that could be considered a single employer with any entity of the Company Group, has ever sponsored, maintained or contributed to a multiemployer plan, a defined benefit pension plan, or a multiple employer welfare plan. Except as required by applicable Law, no Plan provides benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment.

(e)Each Plan has been established, maintained and administered in compliance with its terms and all applicable Laws in all material respects. Each Plan that is intended to be qualified pursuant to applicable Law has received notification from the appropriate Governmental Authority as to its qualification, and, to the Knowledge of Sellers, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification. All required contributions to, and premium payments on account of, each Plan have been made on a timely basis.

(f)No Plan exists that, as a result of the execution or negotiation of this Agreement, approval of this Agreement, or consummation of the transactions contemplated by this Agreement, will entitle any current or former Employees to (i) severance pay or any increase in severance pay upon any termination of employment or after the Execution Date, (ii) any retention, change-in-control, other compensation, or forgiveness of Indebtedness, (iii) an increase in any benefits or acceleration of the time of payment or vesting of any benefits, or (iv) the payment of any amount that would not be deductible pursuant to the terms of section 280G of the Code.

Section 4.13    Insurance.

(a)Section 4.13(a) of the Seller Disclosure Schedules sets forth the policy name, policy number, carrier, term, type and amount of coverage for each insurance policy maintained and currently in force (each a “Policy,” and collectively, the “Policies”) that covers the Company Group or the business, properties, assets, or employees of the Company Group.

(b)With respect to each Policy, (i) to the Knowledge of Sellers, the insurer is solvent; (ii) all premiums due have been paid, and no additional premiums are required to be paid other than those set out in the Policies; (iii) the Policies are in full force and effect in accordance with their terms; (iv) no member of the Company Group is in material breach or default (including with respect to the payment of premiums) thereunder; and (v) the applicable limits have not been exhausted or otherwise exceeded. Except as set forth on Section 4.13(b) of the Seller Disclosure Schedules, and, excluding insurance policies that have expired and been replaced in the ordinary course, no insurance policy has been cancelled by the insurer during the past three (3) years. There is not, and during the past three (3) years there has not been, any (i) pending material claim that has been denied or rejected by any insurer and not successfully appealed and covered or

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(ii) material lapse in coverage for the types of coverage listed on Section 4.13(a) of the Seller Disclosure Schedules. Except as disclosed on Section 4.13(b) of the Seller Disclosure Schedules, (i) no insurer has given any member of the Company Group written notice of any material increase in the premiums for, or material alteration of the coverage under, such insurance policy and (ii) to the Knowledge of the Sellers, no insurer plans to materially increase the premiums for, or materially alter the coverage under, or cease offering coverage following the expiration of, any such insurance policy. The Policies fulfill any and all requirements to maintain specified insurance coverages under applicable Law or under any Contract to which a member of the Company Group is bound.

Section 4.14    Compliance with Laws.

(a)Except as set forth in Section 4.14(a) of the Seller Disclosure Schedules, neither Sellers, nor any member of the Company Group, nor NuStar, and none of their respective Affiliates, is currently in violation of any applicable Law with respect to the Statia Facility or the operations conducted thereon. Except as set forth in Section 4.14(a) of the Seller Disclosure Schedules, neither Seller, nor any member of the Company Group, nor NuStar has received during the past three (3) years, any written notice, order, complaint, or other communication from any Governmental Authority or any other Person that a Seller, a member of the Company Group or NuStar, or any of their respective Affiliates, is not in compliance with any applicable Law with respect to the Statia Facility or the operations conducted thereon. Neither Seller, nor any member of the Company Group, nor NuStar, and none of their respective Affiliates, is in violation of any applicable Law or judgment entered by any Governmental Authority, which violations, individually or in the aggregate, would affect its performance of any obligations under this Agreement.

(b)Neither the Sellers, nor any member of the Company Group nor NuStar, and none of their respective Affiliates, has undertaken Anti-Corruption Prohibited Activity, including in negotiating for and obtaining the Transferred Interests, and all of the Sellers, members of the Company Group, NuStar and their respective Affiliates have complied in all respects with all Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions and Export Control Laws applicable to such party, and neither Sellers, nor any member of the Company Group nor NuStar, nor any of their respective Affiliates, nor any of their respective directors, officers, employees, or representatives, is a Restricted Party nor, except as set forth in Section 4.14(b) of the Seller Disclosure Schedules, has engaged in, nor is it now engaged in, any dealings or transactions with or for the benefit of any Restricted Party or with or in a country that is targeted by country-wide or territory-wide comprehensive Sanctions (including the Crimea region of Ukraine, Cuba, Iran, North Korea, and Syria).

(c)Neither the Company Group, nor any governing person, director, officer, employee, agent or other Person acting on behalf or for the benefit of any member of the Company Group, has offered, promised, provided or authorized the provision of any money, property, contribution, gift, entertainment or other thing of value, directly or indirectly, to any Government Official, or any other Person acting in an official capacity, to influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer, or otherwise in violation of any applicable Anti-Corruption Law.

(d)No member of the Company Group has violated or is in violation of any applicable Anti-Money Laundering Law.

(e)No member of the Company Group is party to any actual or threatened legal proceedings or outstanding enforcement action relating to any breach or suspected breach of Anti-Corruption

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Laws, Anti-Money Laundering Laws, Sanctions or Export Control Laws, or has Knowledge of any facts that could give rise to such proceedings.

(f)With respect to operations in the prior five (5) years, each member of the Company Group has obtained export licenses and permissions as required by applicable Export Control Laws, and otherwise has operated, and is presently, in compliance with all applicable Export Control Laws.

(g)Neither the Sellers, nor any member of the Company Group nor NuStar is a Government Official, and, to the Knowledge of the Sellers, no Government Official presently owns an interest, whether direct or indirect, in NuStar or any member of the Company Group or has any legal or beneficial interest in any consideration to be paid to Sellers in connection with this Agreement, provided, however, none of Seller, nor any member of the Company Group nor NuStar makes any representation or warranty regarding ownership by any Government Official of interests in NuStar that are publicly traded so long as such ownership is less than five percent. Neither Seller, nor any member of the Company Group nor NuStar, and none of their respective Affiliates, has retained any service provider, consultant or other third party in connection with the Transferred Interests without first performing reasonable diligence on the third party to assess that third party’s avoidance of Anti-Corruption Prohibited Activity and compliance with applicable Laws, including Anti-Corruption Laws, Sanctions, Anti-Money Laundering Laws or Export Control Laws applicable to each Seller, each member of the Company Group and NuStar; provided, however, diligence for third-party vendors is limited to a search of the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

(h)Each member of the Company Group has in place and has adhered to (A) policies and procedures designed to prevent its officers, employees, contractors, agents and intermediaries from undertaking any activity, practice or conduct relating to the business of such member of the Company Group that would constitute an offense under the Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions, and Export Control Laws and our agreements with contractors require the contractors to require their subcontractors to have in place policies and procedures that prevent the undertaking of any activity, practice or conduct relating to the business of such member of the Company Group that would constitute an offense under the Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions and Export Control Laws and (B) contractual obligations with contractors to prohibit the undertaking of any activity, practice or conduct relating to the business of such member of the Company Group by the contractor or its subcontractors or service providers that would constitute an offense under the Anti-Corruption Laws.

Section 4.15    Permits. Section 4.15 of the Seller Disclosure Schedules lists all Governmental Authorizations used or held by any member of the Company Group in connection with the ownership and operation of the Statia Facility (the “Scheduled Permits”). Except as set forth in Section 4.15 of the Seller Disclosure Schedules, the Scheduled Permits are in full force and effect and no member of the Company Group is in default thereof, and the transactions contemplated by this Agreement will not result in or trigger the termination, material modification, revocation, or right of termination or cancellation under any such Governmental Authorization.

Section 4.16    Transactions with Affiliates. Except: (a) for employment-related and equity-related arrangements that have been made available to Purchaser and disclosed under this Agreement, the payment of compensation and benefits in the ordinary course of business, and travel advances and employee payroll advances in the ordinary course of business and in compliance with applicable Law; and (b) as set forth on Section 4.16 of the Seller Disclosure Schedules, no officer, director, equity holder, Affiliate or manager of any member of the Company Group or any Seller nor any immediate family member of any officer, manager or director of any member of the Company Group or any Seller (each a “Related Person”), (i) is a party to

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any Contract or ongoing transaction or business relationship with any member of the Company Group, (ii) has any ownership or other material financial or other interest in any material property used by the Company Group, (iii) has any pending or, to the Knowledge of the Company, threatened claim or cause of action against any member of the Company Group or (iv) owes any amount to any member of the Company Group nor does any member of the Company Group owe any amount to nor has any member of the Company Group committed to make any loan or extend or guarantee credit to, or for the benefit of, or have any Indebtedness to, any Related Person. Prior to the Closing, each member of the Company Group, as applicable, will terminate all arrangements required to be disclosed on Section 4.16 of the Seller Disclosure Schedules without any further Liabilities of the Company Group, except for those arrangements denoted with an asterisk on Section 4.16 of the Seller Disclosure Schedules.

Section 4.17    Bank Accounts. Section 4.17 of the Seller Disclosure Schedules sets forth each bank, savings institution and other financial institution with which any member of the Company Group has an account or safe deposit box and the names of all persons authorized to draw thereon or to have access thereto.

Section 4.18    Officers and Directors. Section 4.18 of the Seller Disclosure Schedules lists all officers, directors and governing persons of each member of the Company Group as of the Execution Date and as of the day immediately preceding the Closing Date.

Section 4.19    Absence of Certain Changes.

(a)Except as set forth on Section 4.19 of the Seller Disclosure Schedules, during the period beginning on December 31, 2017 and ending on the Execution Date (i)(A) the Company Group has operated the Statia Facility in the ordinary course consistent with past practices, and (B) the Company Group has not taken any action that, if taken after the Execution Date, would constitute a violation of Section 6.2 that is not otherwise disclosed in the Seller Disclosure Schedules, and (ii) without limiting the foregoing, the Company Group has not accelerated, terminated, modified, canceled, or waived any right under any Material Contract and no other party to any Material Contract has threatened to take any such action.

(b)Except as set forth on Section 4.19 of the Seller Disclosure Schedules, since December 31, 2017, there has not occurred any Material Adverse Effect.

Section 4.20    Financial Statements.

(a)True, correct, and complete copies of the Financial Statements have been delivered or made available to Purchaser prior to the date hereof. Except as set forth on Section 4.20(a) of the Seller Disclosure Schedules, the Financial Statements (i) have been prepared in accordance with GAAP, consistently applied throughout the periods covered thereby (subject, however, to the absence of notes required by GAAP), (ii) fairly present, in all material respects, the financial condition and results of operations of each member of the Company Group, as applicable, as of the respective dates thereof and for the respective periods covered thereby, subject, however, in the case of the interim Financial Statements, to normal and recurring year-end audit adjustments and accruals and to the absence of notes required by GAAP, and (iii) have been prepared from, and are in accordance with, the Books and Records of, as applicable, each member of the Company Group.

(b)The Company Group’s system of internal controls over financial reporting is sufficient to provide reasonable assurance that transactions are recorded only in accordance with the authorization of management. There has not in the last three (3) years been any fraud with respect to the Company Group that involves the management, directors, officers or employees or, to the Knowledge of the Sellers, any former

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employee, director or manager of the Company Group who has (or had) an active role in the preparation of financial statements or the internal accounting controls used by the Company Group and, to the Knowledge of the Sellers, there has not been any written claim or allegation regarding any of the foregoing.

(c)The accounts receivable reflected in the Financial Statements represent bona fide services actually performed in the ordinary course of business and advance billings made in the ordinary course of business for services to be performed in the future and for which offsetting amounts have been recorded as deferred revenues and included in the Financial Statements. Bad debt reserves contained in the balance sheets contained in the Financial Statements have been established in the ordinary course of business and in accordance with GAAP.

(d)Section 4.20(d) of the Seller Disclosure Schedules sets forth a true, complete and correct list of all (i) Indebtedness, (ii) any letters of credit, bankers’ acceptances, surety or performance bonds or similar credit, performance or surety transactions, whether or not currently drawn upon, and (iii) any intercompany indebtedness among the Company Group. For each item set forth in clauses (i) - (iii) above, Section 4.20(d) of the Seller Disclosure Schedules includes the name of the creditor, all amounts owed, including principal and interest, the maturity date and the collateral, if any, securing such Indebtedness. The members of the Company Group are not in material default of any Indebtedness. Except as set forth on Section 4.20(d) of the Seller Disclosure Schedules, the members of the Company Group do not have any outstanding material accounts payable that are more than 60 calendar days past their due date.

(e)No member of the Company Group has any material Liabilities other than those (i) specifically reflected on and reserved against in the Financial Statements, (ii) incurred in the ordinary course of business since December 31, 2018 (none of which is a Liability for breach of Contract or permit, breach of warranty, tort, infringement, or violation of Law), or (iii) Liabilities under this Agreement.

Section 4.21    Vendors and Customers. Set forth on Section 4.21 of the Seller Disclosure Schedules is a complete and correct list of the 20 largest vendors (by annual payments) (each a “Material Vendor”) and 20 largest customers (by annual sales revenue) (each a “Material Customer”) of the Company Group in terms of the dollar volume of payments or receipts, respectively, during the calendar years ending on December 31, 2017 and December 31, 2018. Except as set forth on Section 4.21 of the Seller Disclosure Schedules, since December 31, 2017, (a) no Material Vendor or Material Customer has provided written notice of its intent, or, to the Knowledge of the Sellers, taken any action, to cancel, or materially alter or decrease the volume of payments or sales, or, to the Knowledge of the Sellers, threatened to do any of the foregoing, with respect to any arrangement with the Company Group and (b) the Company Group has not made any material changes to its billing, pricing, collections, credit, or discounting policies with respect to any Material Customer in each case, outside of the ordinary course of business.

Section 4.22    Intellectual Property.

(a)The Company Group, collectively, owns or possesses, free and clear of all Liens (other than Permitted Liens), all right, title, and interest in and to all Owned Intellectual Property. The Company Group, collectively, owns or is licensed to use or otherwise have the valid and enforceable right to use all material Intellectual Property that is used in or necessary for the conduct of the operation of the Statia Facility as currently conducted except such Licensed Intellectual Property or hosted services which will be provided under the Transition Services Agreement. The transactions contemplated by this Agreement will not impair the right, title, or interest of the Company Group in or to any of the Owned Intellectual Property or Licensed Intellectual Property except to the extent such Licensed Intellectual Property is provided under a master license to the Sellers or their Affiliates where, in such case, such Licensed Intellectual Property will be

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provided under the Transition Services Agreement and solely for the term of the Transition Services Agreement, and each item of Owned Intellectual Property or Licensed Intellectual Property will continue to be owned by or licensed to the Company Group immediately after the Closing to the same extent as prior to the Closing; except to the extent such Licensed Intellectual Property is provided under a master license to the Sellers or their Affiliates where, in such case, such Licensed Intellectual Property will be provided under the Transition Services Agreement and solely for the term of the Transition Services Agreement.

(b)(i) The Company Group has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with, any Intellectual Property of any Person; (ii) no member of the Company Group has received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any offer or demand to license any Intellectual Property of any Person) and, to the Knowledge of Sellers, no such charge, complaint, claim demand or notice is currently threatened in writing; (iii) no claims or other Litigation challenging the validity, enforceability, scope of, or the Company Group’s ownership or use of, any Owned Intellectual Property are pending, in progress, or to the Knowledge of Sellers, currently threatened in writing; and (iv) to the Knowledge of Sellers, no Person has materially interfered with, infringed upon, misappropriated or otherwise conflicted with any Owned Intellectual Property.

(c)Section 4.22(c) of the Seller Disclosure Schedules identifies all of the following items of Owned Intellectual Property (identifying for each such item, the owner): (i) all patented or registered Intellectual Property not including any NuStar Intellectual Property (but including all patented or registered SSS Intellectual Property); and (ii) all pending patent applications or other applications for registration of Intellectual Property. Each of the items required to be set forth in Section 4.22(c) of the Seller Disclosure Schedules is subsisting and lists a member of the Company Group as the record owner, and to the Knowledge of Sellers, is valid and (other than applications) enforceable. None of the Owned Intellectual Property is subject to any outstanding consent, settlement, decree, Order, injunction, or ruling restricting the use or ownership thereof.

(d)The Company Group has maintained and currently maintains commercially reasonable practices to protect the confidentiality of any confidential information or trade secrets disclosed to, owned or possessed by them. The Company Group is not in breach and has not breached any obligations or undertakings of confidentiality that they owe or have owed to any third party. All current and former employees and contractors who have developed or contributed to material Owned Intellectual Property have executed enforceable Contracts that assign to a member of the Company Group all of such Person’s respective rights relating to such Intellectual Property.

Section 4.23    Assets. Each member of the Company Group has sole and exclusive right to use and good and marketable title to, or, in the case of personal property held under a lease, an enforceable leasehold interest in, or adequate rights to use, all of its personal property, rights, and assets, whether tangible or intangible, including all assets reflected in the Financial Statements or acquired after December 31, 2018 (collectively, excluding (i) such assets that have been sold or otherwise disposed of since December 31, 2018 in the ordinary course of business and (ii) NuStar Intellectual Property, the “Assets”), free and clear of all Liens other than Permitted Liens. The Assets (i) constitute all rights, properties, and interests in the properties and assets necessary to permit each member of the Company Group to operate the Statia Facility as such facility is operated by the Company Group on and as of the Execution Date, and (ii) will, immediately following the Closing, together with the services provided under the Transition Services Agreement, permit Purchaser to operate the Statia Facility, in all respects, as it was operated by the Company Group on and as of the Execution Date. Except as set forth on Section 4.23 of the Seller Disclosure Schedules, all Assets: (i) are in good operating condition (ordinary wear and tear excepted) except to the extent that an Asset has

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been taken out of service in the ordinary course of business and is no longer used in the day-to-day operations of the Statia Facility, and (ii) are in compliance in all material respects with the obligations under all Laws applicable thereto.

Section 4.24    No Other Representations or Warranties. Neither Seller, nor any member of the Company Group, shall be deemed to have made any representation or warranty other than as expressly set forth in Article 3 and Article 4 of this Agreement (together, the “Specified Representations”), and Sellers expressly disclaim any such other representations and warranties.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Sellers as of the Execution Date and the Closing Date as follows:
Section 5.1    Status and Authority. Purchaser is a company with limited liability (naamloze vennootschap) incorporated under the Laws of the BES islands with the statutory seat being in Sint Eustatius, and has the necessary power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of Sellers and/or the other Parties hereto, this Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar Laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

Section 5.2    No Conflicts and Approvals.

(a)The execution, delivery and performance by Purchaser of this Agreement will not result in (i) any conflict with the Organizational Documents of Purchaser, (ii) any breach or violation of or default under, or constitute or give rise to a termination or right of termination of, acceleration of any obligation or loss of any benefit under, any contract, mortgage, lease, agreement, deed of trust, indenture or any other instrument to which Purchaser is a party or by which Purchaser or any of its properties or assets are bound, (iii) a violation of or default under any Law or Governmental Authorization to which Purchaser is subject, or (iv) the creation or imposition of any Lien, except, in the case of the foregoing clauses (ii), (iii) and (iv) as would not, individually or in the aggregate, be reasonably expected to materially impede or delay the Closing or the ability of Purchaser to fulfill its obligations hereunder.

(b)No Governmental Authorization of or filing with any Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

Section 5.3    Solvency. Assuming (a) the Specified Representations are true and correct in all material respects and (b) that the estimates, projections, and forecasts provided to Purchaser and its representatives have been prepared in good faith based on reasonable assumptions, as of the Closing and immediately after giving effect to the transactions contemplated by this Agreement (i) the amount of the “fair saleable value” of the Assets of the Company Group will exceed the value of all liabilities of the Company Group; (ii) no member of the Company Group will have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged; and (iii) each member of the

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Company Group will be able to pay its liabilities, including contingent and other liabilities as disclosed, as they mature. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from investment, operations, asset dispositions, refinancing, or a combination thereof, to meet its obligations as they become due. No transfer of property is being made by Purchaser and no obligation is being incurred by Purchaser in connection with the transactions contemplated by this Agreement with the intent to defraud either present or future creditors of the Company Group.

Section 5.4    Litigation. There is no Litigation pending or, to the Knowledge of Purchaser, threatened, that questions the validity of this Agreement or any action taken or to be taken by Purchaser in connection herewith that would materially impair or delay Purchaser’s ability to complete the transactions contemplated by this Agreement in accordance with the terms hereof.

Section 5.5    Purchase for Investment. Purchaser is acquiring the Transferred Interests for investment and not with a view toward, or for offer or sale in connection with, any resale or public distribution thereof in violation of the U.S. Securities Act of 1933, as amended, or any state or non-U.S. Law of similar effect. Purchaser acknowledges that the Transferred Interests will not be registered under the U.S. Securities Act of 1933, as amended, or any state or non-U.S. Law of similar effect.

Section 5.6    Brokers. No broker, finder, investment banker or other Person retained by Purchaser is entitled to any brokerage, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.7    No Other Representations or Warranties. Purchaser acknowledges that neither Seller, nor any member of the Company Group, nor any Seller Related Party, shall be deemed to have made any representation or warranty other than the Specified Representations in furtherance of the transactions contemplated by this Agreement. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated hereunder, Purchaser has not relied on any other factual representations or opinions of any Seller, any Company or Company Subsidiary, or any of their respective representatives other than the Specified Representations.

Section 5.8    Purchaser’s Examination. Purchaser has been given the opportunity to examine all documents provided by, conduct due diligence and ask questions of, and to receive answers from, each Seller and its representatives concerning the Companies, the Company Subsidiaries, and the business, assets, properties and liabilities of the Company Group and Purchaser’s investment in the Transferred Interests, and Purchaser has completed its own independent investigation, analysis and evaluation of the Companies, the Company Subsidiaries, and the business, assets, properties and liabilities of the Company Group as it deemed necessary or appropriate and inspected or waived its right to inspect all assets held by any Company or Company Subsidiary and satisfied itself as to their physical and environmental condition, both surface and subsurface, including conditions specifically related to the presence, release, or disposal of Hazardous Materials in, on, or under the assets of any Company or Company Subsidiary. Purchaser acknowledges that it and its representatives have been provided access to the personnel, properties, premises and records of each Company and Company Subsidiary for such purpose. Purchaser has entered into this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to any projection or forecast regarding future results or activities or the probable success or profitability of the Companies or Company Subsidiaries, except as set forth in the Specified Representations. Purchaser acknowledges that no Seller Related Party nor any member of the Company Group nor any Seller has made or is making any representations, warranties or commitments whatsoever

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regarding the subject matter of this Agreement, express or implied (except, in each case, for the Specified Representations).

ARTICLE 6
PRE-CLOSING COVENANTS

Section 6.1    Consents and Approvals.

(a)From and after the later of the Execution Date and the date upon which the Purchaser has delivered the Deposit to Sellers until the occurrence of the Closing, the Sellers will use reasonable best efforts to obtain all Required Consents; provided, however, that under no circumstances shall any Seller or any member of the Company Group be required to (i) make any payment to any Person to secure such Person’s consent, approval, or authorization or (ii) proffer to, or agree to, license, dispose of, sell, or otherwise hold separate or restrict the operation of any of its assets, operations, or other rights unless the foregoing is expressly conditioned on the occurrence of the Closing. Purchaser shall be responsible for and shall pay all filing fees and other charges for the filings required pursuant to clause (i) of this Section 6.1(a) with Governmental Authorities. The costs of obtaining all requested Required Consents from third parties other than Governmental Authorities shall be borne solely by Sellers. The Party responsible for such costs shall, promptly upon request from the non-responsible Party, reimburse the non-responsible Party for all reasonable out-of-pocket costs and expenses incurred by such Party in connection with taking actions pursuant to this Section 6.1.

(b)Without limiting the generality of the undertakings in Section 6.1(a), (i) subject to appropriate confidentiality protections and attorney-client privilege, Sellers and Purchaser shall each furnish to the other (and cause their respective Affiliates to furnish to the other) such necessary information and reasonable assistance as the other Party may request in connection with the foregoing and shall each provide counsel for the other Party with copies of all filings to be made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Authority and any other information supplied by such Party and such Party’s Affiliates to a Governmental Authority in connection with this Agreement and the transactions contemplated hereby, and (ii) each Party shall, subject to applicable Law, permit counsel for the other Party to review in advance any proposed written communication to any Governmental Authority and to attend and/or participate, with reasonable advance notice, in a meeting with such Governmental Authority, unless expressly prohibited by such Governmental Authority.

Section 6.2    Conduct of Business. Except (a) as required by any applicable Law or Governmental Authorization to the extent disclosed to Purchaser, or (b) as otherwise consented to by Purchaser, such consent not to be unreasonably conditioned, delayed, or withheld, from and after the Execution Date until the occurrence of the Closing, the Sellers shall cause each member of the Company Group to (i) operate in the ordinary course of business consistent with past practice, (ii) use reasonable commercial efforts to maintain the business of the Company Group and the Statia Facility, including the Scheduled Permits and the Policies, and (iii) use reasonable commercial efforts to preserve the relationships of and with, without limitation, its employees, independent contractors, customers, vendors, suppliers, regulators, and all others that have a business relationship with any member of the Company Group and the Statia Facility consistent with the ordinary course of business consistent with past practice. Further, from and after the later of the Execution Date and the Purchasers delivery of the Deposit to Sellers until the occurrence of the Closing, the Sellers shall not approve the taking by any member of the Company Group of, and shall cause each member of the Company Group not to take, any of the following actions without the prior written consent of Purchaser, such consent not to be unreasonably conditioned, delayed, or withheld:

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(a)the authorization, declaration, or payment of any dividend or distribution to its respective equity holders, other than any dividend or distribution payable solely (i) to a Company or Company Subsidiary, and (ii) in cash prior to the Closing Date in connection with the Pre-Closing Reorganization; provided, however, no dividend or distribution shall be permitted (and Purchaser shall have no obligation to consider or consent to any such dividend or distribution request made by Sellers) if it causes, or could cause, the amount of unencumbered Cash Amount in accounts of the Company Group (taken as a whole) that will be available solely to Purchaser immediately following the Closing to be, in the aggregate, less than $2,500,000;

(b)the issuance or sale of any Equity Interests (including options and warrants) or any security convertible into or exchangeable for Equity Interests of any member of the Company Group;

(c)the amendment or termination of any Material Contract, or the entry into any Contract that if entered into prior to the Execution Date would be a Material Contract;

(d)the amendment or termination of any Policy;

(e)the sale, transfer, assignment, license, lease, disposition of or subjecting to any Lien any assets with a value in excess of $500,000 individually, or $1,000,000 in aggregate, except in the ordinary course of business;

(f)the making of or committing to make any capital expenditures in excess of 110% of the aggregate amount of capital expenditures set forth in the capital expenditures budget set forth on Section 6.2(f) of the Seller Disclosure Schedules for the applicable time period;

(g)the acquisition by merger, consolidation or otherwise of any assets with a value in excess of $500,000 individually, or $1,000,000 in aggregate;

(h)(i) an increase in the compensation or benefits of any current or former employee, independent contractor or other service provider (except for immaterial increases in base salary, in the case of employees who are not executive officers, in the ordinary course of business consistent with past practice), (ii) the grant of any severance or termination pay to any current or former employee, independent contractor or other service provider, (iii) the adoption, entry into, modification, amendment or termination of any Plan, (iv) the hiring or engagement, or termination of the employment or engagement of, any employee or independent contractor earning annual base compensation or consulting fees in excess of $250,000 or (v) the negotiation, entrance into, amendment of or extension of any collective bargaining or other agreement with any labor union, works council or other employee representative body;

(i)the making, changing or revoking of any Tax election; electing or changing any method of accounting for Tax purposes or Tax accounting period; amending any Tax Return; filing any Tax Return in a manner inconsistent with past practice; surrendering any right to, or filing any claim for, a Tax refund; settling or compromising any Litigation in respect of Taxes; entering into any contract in respect of Taxes with any Governmental Authority or consenting to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to any member of the Company Group;

(j)the amendment of any of the Organizational Documents of any member of the Company Group, other than amendments required by applicable Law subject to five (5) days’ advance notice to Purchaser except in connection with Pre-Closing Reorganization;

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(k)commencement or settlement of any material Litigation;

(l)in each case with respect to any member of the Company Group, adopt or effect any plan or agreement with respect to a merger, sale of all or substantially all of the assets, reorganization, recapitalization, partial liquidation or dissolution, or any other action that would materially and adversely change the character of such member as such member existed as of the Execution Date;

(m)the taking of any action outside the ordinary course of business with the effect of accelerating receivables, delaying payables, or otherwise modifying in any respect the Company Group’s practices or methodologies in the treatment of Working Capital, Taxes, cash or Indebtedness that would be reasonably expected to impact the Purchase Price; or

(n)the agreement or commitment to take any of the actions described above.

Section 6.3    Access and Information.

(a)Subject to applicable Law or any applicable Governmental Authorizations, from the Execution Date until the Closing Date, Sellers shall, during reasonable business hours and in compliance with such reasonable procedures as Sellers may request, provide Purchaser and its representatives with access to such information, documents and properties as are in its possession or under its control relating to the Company Group or any member thereof as Purchaser may reasonably request in connection with the transactions contemplated by this Agreement; provided, however, such access shall be supervised by such Persons as may be designated by Sellers and such access shall not (i) unreasonably disrupt the operations of Sellers or the Company Group, (ii) require that any Seller or any member of the Company Group disclose any information that in Sellers’ reasonable judgment would result in the disclosure of any trade secrets or violate any of Sellers’ or any member of the Company Group’s obligations with respect to confidentiality, (iii) require that any Seller or any member of the Company Group disclose any privileged information of any Seller or any member of the Company Group, (iv) require any Seller or its Affiliates (including the Company Group) to disclose any information regarding such Seller or its Affiliates (excluding the Company Group) that such Seller reasonably identifies as commercially sensitive for antitrust purposes, or (v) include any boring, drilling, or other invasive or destructive testing or sampling. All information, data, and copies of documents obtained by Purchaser pursuant to this Section 6.3 or otherwise in connection with the transactions contemplated by this Agreement shall be subject to the terms of the Confidentiality Agreement.

(b)If Purchaser exercises rights of access to any assets or properties owned, leased, used, or managed by any member of the Company Group under this Section 6.3 or otherwise, or conducts examinations or physical inspections at sites under this Section 6.3 or otherwise, then (i) such access and any related examinations or inspections shall be at Purchaser’s sole risk, cost and expense, and Purchaser waives and releases all claims against Sellers and each member of the Company Group, and each Seller Related Party arising in any way therefrom or in any way related thereto except to the extent such claim arises from the gross negligence or willful misconduct of any Seller or a member of the Company Group or a Seller Related Party, and (ii) Purchaser shall indemnify, defend, and hold harmless Sellers and each member of the Company Group and each Seller Related Party from any and all claims, actions, causes of action, liabilities, losses, damages, fines, penalties, costs, or expenses of any kind or character, or Liens for labor or materials, arising out of or related to property damage or personal injury caused by, or personal injury to, Purchaser’s representatives and invitees during the course of any such examinations or inspections except to the extent such claim arises from the gross negligence or willful misconduct of any Seller or a member of the Company Group or a Seller Related Party.

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Section 6.4    Publicity. Prior to occurrence of the Closing, no press release or public announcement related to this Agreement, or the transactions contemplated hereby shall be issued or made without the joint written consent of Sellers and Purchaser, unless required by applicable Law or the rules and regulations of any stock exchange (in the reasonable opinion of counsel), in which case, Sellers and Purchaser shall have the right to review such press release or announcement prior to publication. The Confidentiality Agreement shall be deemed incorporated by reference herein as if set forth herein and shall continue in full force and effect until the Closing, unless this Agreement is terminated prior to the Closing, in which case the Confidentiality Agreement shall nonetheless continue in effect in accordance with its terms. From and after the Closing until the date that is one year after the Closing Date, Sellers shall, and shall cause its representatives to, keep confidential any and all non-public information relating to the Companies and the transactions contemplated by this Agreement, provided that Sellers shall not be liable hereunder with respect to any disclosure to the extent such disclosure is determined by Sellers to be required by applicable Law, Order, or regulation. Notwithstanding the foregoing, such non-public information shall not include information that becomes available to the public after Closing other than as a result of disclosure by Sellers or its Affiliates. For the avoidance of doubt, the existence of this Agreement shall be Confidential Information under the Confidentiality Agreement until such time as an announcement is made in accordance with the first sentence of this Section 6.4.

Section 6.5    Consents Required with Respect to Transfer of Transferred Interests. Sellers and Purchaser each agree to use their reasonable best efforts to obtain, prior to Closing, any consents necessary as a result of the change of control of the Company Group (other than the Required Consents, which are addressed in Section 6.1). If there are any consents that must be obtained either as a result of the provisions of any Contract or the requirements of applicable Law, and such written consents are not obtained on or prior to the Closing, then except with respect to those items set forth in Section 2.3(a)(iv) of the Seller Disclosure Schedules, Closing shall not be delayed pending satisfaction, waiver or expiration of such consent requirement. After Closing, Sellers shall reasonably cooperate with Purchaser, at Purchaser’s request, to procure any such consents.

Section 6.6    No Solicitation; Other Offers. From the later of the Execution Date and the delivery of the Deposit to Sellers until the first to occur of the Closing or the Termination Date, (a) Sellers and its Affiliates shall not, and shall not authorize any of its officers, directors, employees, investment bankers, attorneys, accountants, consultants, or other agents or advisors to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any acquisition proposal regarding any of the Companies, the Transferred Interests, and/or the Statia Facility, or (ii) enter into or participate in any discussions or negotiations with, furnish any confidential information relating to the Companies, the Transferred Interests, and/or the Statia Facility, or afford access to the business, properties, assets, books or records of the Companies to, otherwise cooperate in any way with, or assist, participate in, facilitate, or encourage any effort by, any Person (other than Purchaser, its Affiliates and their respective representatives) that is seeking to make, or has made, an acquisition proposal with respect to the Companies, the Transferred Interests, and/or the Statia Facility; and (b) Sellers shall, unless prohibited by Law, notify Purchaser promptly after receipt by Sellers or any of the Companies, as applicable, of any acquisition proposal or any request for confidential information relating to the Companies, the Transferred Interests, and/or the Statia Facility by any Person (other than Purchaser, its Affiliates and their respective representatives). Sellers shall, unless prohibited by Law or Contract, identify such Person, and the material terms and conditions of, any such acquisition proposal, indication or request. Sellers shall terminate any and all existing activities, discussions and negotiations, if any, with any Person (other than Purchaser, its Affiliates and their respective representatives) conducted prior to the date hereof with respect to any acquisition proposal in respect of the Companies, the Transferred Interests, and/or the Statia Facility.

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Section 6.7    Continuing Real Property Negotiations. Between the Execution Date and the Closing Date, Sellers shall continue to engage in good faith negotiations with the government of Sint Eustatius, using commercially reasonable efforts, to procure binding agreements on terms and conditions Sellers would have been satisfied with had Sellers remained the owners and operators of the Statia Facility, to either (i) transfer to the Public Entity of Sint Eustatius (openbaar lichaam Sint Eustatius), with registered office in Sint Eustatius, Caribbean Netherlands (“OLSE”), certain grounds owned by the Company Group for the construction of roads and infiltration ponds as set forth in that certain Memorandum of Understanding dated February 28, 2019 by and between OLSE and Terminals (“MOU”) in return for OLSE formalizing the Company Group’s ownership of the Waterfront (as defined in the MOU), or (ii) otherwise continue negotiations with respect to the ownership of the Waterfront.

Section 6.8    Notification of Certain Matters. Sellers shall promptly notify Purchaser of any of the following:

(i)Sellers’ receipt of any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(ii)to the extent permitted by applicable Law or unless prohibited by such Governmental Authority, Sellers’ receipt of any material written notice from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(iii)Sellers’ discovery of any information on or prior to the Closing that would constitute or upon any occurrence that would give rise to a breach of any representation, warranty or covenant of Seller contained herein that would cause Sellers to be unable to satisfy any closing condition set forth in Section 7.1 or Sections 7.3(a), (b), (d) or (f).

In addition, Purchaser shall promptly notify NPH of Purchaser’s discovery of any information on or prior to the Closing that would cause Purchaser to be unable to satisfy any closing condition set forth in Section 7.1 or Section 7.2.
Section 6.9    Financing. Purchaser shall use its reasonable best efforts to cause the financing that is subject to the condition set forth in Section 7.3(e) to be available at Closing. In connection with such financing, prior to the Closing, Sellers shall cooperate in good faith (and shall cause the Company Group to cooperate in good faith) with Purchaser’s efforts to obtain such financing, including through: (i) participation in a reasonable number of meetings (including allowing direct contact between appropriate members of members of senior management, representatives and non-legal advisors of Sellers and the Company Group and Purchaser’s lenders and debt investors and their representatives), drafting sessions, presentations and due diligence sessions; and (ii) assisting Purchaser in the preparation of any customary information memorandum and other customary materials to facilitate the financing to the extent required by Purchaser; provided, that none of the Sellers or the Company Group shall be required to pay any fees (other than reasonable out-of-pocket expenses to be reimbursed by Purchaser) or incur any other liability in connection with the financing except for any liability of a member of the Company Group that will only arise after the occurrence of the Closing. In addition, Sellers shall, and shall cause the Company Group to, provide all necessary documentation and other information about the Company Group and each of their respective representatives as is reasonably requested with respect to applicable “know your customer” and anti-money laundering rules and regulations (including the USA PATRIOT Act), and shall cooperate with the Purchaser’s lenders, to the extent required in connection with the financing, to establish bank and other accounts and blocked account agreements and/or lock box arrangements on behalf of members of the Company Group

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reasonably necessary in connection with the requirements of the Purchaser’s lenders to extend the debt financing (provided that no such agreements shall be effective prior to Closing).

ARTICLE 7
CONDITIONS PRECEDENT

Section 7.1    Conditions to Obligations of Both Parties. The respective obligations of Sellers and Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions:

(a)there shall not be in effect any Order issued by a Governmental Authority of competent jurisdiction prohibiting the consummation of the transactions contemplated by this Agreement, nor shall any Law have been enacted that would prohibit the consummation of the transactions contemplated by this Agreement (each, a “Prohibitive Order”); and

(b)Sellers and Purchaser shall have received all Required Consents.

Section 7.2    Conditions to Obligations of Sellers. The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived by Sellers, in whole or in part, to the extent permitted by applicable Law:

(a)the representations and warranties in Article 5 hereof shall be true and correct in all respects (in the case of any representation or warranty qualified by materiality or in all material respects in the case of any representation or warranty not qualified by materiality) as of the Closing Date, as though such representations and warranties had been made on and as of the Closing Date (except that the accuracy of representations and warranties that are made as of a specified date shall be determined in all respects only as of such date), except where the failure of any such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect;

(b)Purchaser shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by it at or before the Closing;

(c)Purchaser shall have delivered or caused to be delivered each of the items described in Section 2.3(b); and

(d)the R&W Policy, in substantially the form attached as Exhibit B hereto (or otherwise in a form reasonably acceptable to Sellers), shall have been issued to Purchaser from the underwriter thereof.

Section 7.3    Conditions to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any or all of which may be waived by Purchaser, in whole or in part, to the extent permitted by applicable Law:

(a)the representations and warranties set forth in Article 3 and Article 4 shall be true and correct in all respects as of the Closing Date, as though all such representations and warranties had been made on and as of the Closing Date (except that the accuracy of representations and warranties that are made as of a specified date shall be determined in all respects only as of such date), except where the failure of

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any such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect; provided, however, that for purposes of determining the accuracy of such representations and warranties and/or the amount of any indemnifiable loss under the R&W Policy, all Material Adverse Effect and other materiality qualifiers contained in such representations and warranties shall be disregarded.

(b)Sellers shall have duly performed and complied in all material respects with all covenants and agreements contained herein required to be performed or complied with by each such Seller at or prior to Closing;

(c)the R&W Policy, in substantially the form attached as Exhibit B hereto (or otherwise in a form reasonably acceptable to Sellers), shall have been issued to Purchaser from the underwriter thereof;

(d)evidence satisfactory to Purchaser in its sole determination that the amount of unencumbered Cash Amount in accounts of the Company Group (taken as a whole) that will be available solely to Purchaser immediately following the Closing is, in the aggregate, not less than $2,500,000;

(e)Purchaser shall have received debt or other external financing proceeds in the amount of at least $210,000,000 on terms satisfactory to Purchaser; and

(f)Sellers shall have delivered or caused to be delivered to Purchaser each of the items described in Section 2.3(a).

ARTICLE 8
TERMINATION

Section 8.1    Termination. This Agreement may be terminated (such date of termination, the “Termination Date”):

(a)at any time prior to the Closing Date, by express mutual agreement of Purchaser and NPH;

(b)by Purchaser or NPH, by written notice to the other Party, if the Closing shall not have occurred by 11:59 p.m. Central Time on July 31, 2019 (the “Outside Date”); provided, however, the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the failure of the Closing to occur on or before such date and time;

(c)by either Purchaser or NPH, by written notice to the other Party, if any Prohibitive Order permanently prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and non-appealable; provided, however, the right to terminate this Agreement pursuant to this Section 8.1(c)(i) shall not be available to a Party whose failure to fulfill any obligation under this Agreement shall have been a material cause of, or resulted in, the Prohibitive Order;

(d)by Purchaser, by written notice to NPH, if Sellers have (i) breached or failed to perform in any material respect any of their obligations set forth in this Agreement, or (ii) failed to deliver the certificate described in Section 2.3(a)(v), such that (a) the conditions set forth in Section 7.3 would not be satisfied or would not reasonably be expected to be satisfied as of the Closing, and (b) any such breach or failure to perform cannot be cured by Sellers or, if capable of being cured, shall not have been cured within the earlier

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of (x) 30 days after receipt by NPH of notice in writing from Purchaser, specifying the nature of such breach and requesting that it be cured, and (y) three (3) Business Days prior to the Outside Date; provided, however, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.1(d) if it is then in breach of any of its obligations under this Agreement such that the conditions set forth in Section 7.1, Section 7.2(a), Section 7.2(b), or Section 7.2(c) cannot be satisfied; or

(e)by NPH, by written notice to Purchaser, if Purchaser has breached or failed to perform in any material respect any of its obligations set forth in this Agreement, (i) such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied or would not reasonably be expected to be satisfied as of the Closing, and (ii) such breach or failure to perform cannot be cured by Purchaser or, if capable of being cured, shall not have been cured within the earlier of (x) 30 days after receipt by Purchaser of notice in writing from NPH, specifying the nature of such breach and requesting that it be cured and (y) three (3) Business Days prior to the Outside Date; provided, that NPH shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it is then in breach of any of its obligations under this Agreement such that the conditions set forth in Section 7.1 or Section 7.3 cannot be satisfied.

Section 8.2    Effect of Termination.

(a)Subject to the other terms hereof, if this Agreement is terminated as provided in this Article 8, this Agreement shall become null and void and of no further force or effect, except for the provisions of:
(i)the Confidentiality Agreement;

(ii)this Section 8.2; and

(iii)Article 11; and

(iv)any corresponding definitions.

Subject to Section 8.2(b), nothing in this Section 8.2 shall be deemed to extinguish any right or remedy of any Party that shall have accrued hereunder prior to any such termination, or release any Party from any liability for fraud or any breach by such Party of the terms and provisions of this Agreement.
(b)Purchaser and Sellers agree that based upon the circumstances now existing, known and unknown, it would be impractical or extremely difficult to establish Sellers’ Damages by reason of Purchaser’s non-performance, default or breach of this Agreement prior to Closing. Accordingly, in the event Sellers retain the Deposit as provided for in this Agreement, Purchaser and Sellers agree that it would be reasonable in the event of such non-performance, default, or breach by Purchaser to award Sellers “liquidated damages” equal to the amount of the Deposit. Sellers and Purchaser acknowledge and agree that the foregoing amount is reasonable as liquidated damages and shall be the sole and exclusive remedy of Sellers in lieu of any other relief, right, or remedy, at law or in equity, to which Sellers might otherwise be entitled by reason of such non-performance, default, or breach by Purchaser hereunder.

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ARTICLE 9
OTHER AGREEMENTS

Section 9.1    Employee Benefits. From and after the Closing and for no less than twelve months thereafter, Purchaser shall (or shall cause one or more members of the Company Group, or another of Purchaser’s Affiliates, as applicable, to) continue to provide current employees of Terminals and SSS, and certain employees of the Sellers or their Affiliates as set forth on Section 9.2 of the Seller Disclosure Schedules hired by Purchaser, Purchaser’s Affiliates, or any member of the Company Group, with salary or wage levels and cash bonus opportunities (excluding change-in-control, retention, equity or equity-based bonus opportunities), to the extent applicable, and with employee benefits that are, in the aggregate, comparable to those provided to each such employee as of the Closing Date.

Section 9.2    Obligations to Employees.

(a)Purchaser (A) shall (or shall cause Purchaser’s Affiliate or a member of the Company Group to), within thirty (30) days following the Closing Date, make an offer of employment to certain of those employees listed on Section 9.2 of the Seller Disclosure Schedules that Purchaser, in its sole discretion, deems necessary to Purchaser’s operation of the Statia Facility (the “Up-tier Employees”), (B) shall cause the Company Group to continue to employ each local employee of the Company Group set forth on Section 9.2 of the Seller Disclosure Schedules (“On-Island Employees”), (C) will assume the contracts for each expatriate employee who was sent to work at the Statia Facility set forth on Section 9.2 of the Seller Disclosure Schedules (“On-Island Expat Employee”) and (D) will, within thirty (30) days following the Closing Date, cause the Company Group to employ each On-Island Expat Employee. Each such employment offer to an Up-tier Employee and the continued terms of employment for each an On-Island Employee and each On-Island Expat Employee shall be for a position at a salary or wage that is no less than the aggregate compensation paid to such employee as of the Closing.

(i)With respect to Up-tier Employees and On-Island Expat Employees, each such employee shall remain an employee of the NuStar Affiliate and costs of employment shall be reimbursed as provided in the Transition Services Agreement; provided, that, should such Up-tier Employee accept an offer from the Purchaser and become an employee of Purchaser or its Affiliate (each, a “Transferred Employee”), such payroll and benefits shall be promptly transitioned to Purchaser or its Affiliate and shall be removed from the scope of the Transition Services Agreement without any duplication of cost to Purchaser and/or its Affiliates (including the Companies). Up-Tier Employees not offered employment by Purchaser will, nonetheless, continue to be employed by the NuStar Affiliate post-Closing and made available to Purchaser to provide services to Purchaser under the Transition Services Agreement for a period no less than sixty (60) days after the thirty (30) day period described in Section 9.2(a) has expired.

(ii)With respect to On-Island Employees, such employee shall remain an employee of the applicable member of the Company Group with locally processed payroll continuing following Closing.

(iii)With respect to all On-Island Expat Employees, such employees shall remain employees of the NuStar Affiliate and payroll and benefits will be processed under and reimbursed as provided in the Transition Services Agreement with such payroll and benefits pursuant to the Transition Services Agreement to be promptly transitioned to Purchaser or its Affiliate and removed from the scope of the Transition Services Agreement without any duplication of cost to Purchaser and/or its Affiliates (including the Companies).

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Purchaser further agrees that each Transferred Employee, On-Island Employee and On-Island Expat Employee (collectively, the “Statia Employees”) will be eligible to participate in Purchaser’s employee benefit plans that are generally applicable to Purchaser’s other employees.
(b)If Purchaser takes any action following Closing that independently, and solely by reason thereof, could be construed as a “plant closing,” “relocation,” “employment loss” or “mass layoff” or other similar term under applicable Laws, Purchaser shall be solely responsible for providing any notice required by applicable Law and for making payments, if any, and paying all penalties, and costs, if any, that may result from any failure to provide such notice or failure to comply with such applicable Laws.

(c)With respect to any Plans in which any Statia Employee participates after the Closing, Purchaser shall (or shall cause a member of the Company Group or another of Purchaser’s Affiliates, as applicable, to) use reasonable best efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees, except to the extent such pre-existing conditions, exclusions or waiting periods are applied under the similar plan in effect immediately prior to the Closing, (ii) provide each such employee with credit for any co-payments and deductibles paid (to the same extent such credit was given for the year under the similar plan in effect immediately prior to the Closing) in satisfying any applicable deductible or out-of-pocket requirements, (iii) recognize all continuous service of each of the employees with Terminals or each of the employees set forth on Section 9.2 of the Seller Disclosure Schedules (including continuous service with an entity that was previously acquired by such Person), for all purposes (including for purposes of eligibility to participate, vesting credit and entitlement to benefits, but excluding benefit accrual under a defined benefit pension plan) under any plan, arrangement, policy, program or agreement in which such employees may be eligible to participate after the Closing; provided, however the foregoing shall not apply to the extent it would result in a duplication of benefits and shall not apply to any equity or equity-based benefits or any benefits provided to Union Employees, which shall continue to be governed by the Collective Labor Agreement, and (iv) Statia Employees will be eligible for vacation, short-term leave entitlement and, to the extent Purchaser or its Affiliates adopts any service recognition program, service award recognition based on years of service set forth in Section 9.2 of the Seller Disclosure Schedules.

(d)Purchaser acknowledges and agrees that Terminals, effective as of the occurrence of the Closing, remains bound by the Collective Labor Agreement.

(e)Nothing in this Section 9.2 shall (i) create any third-party beneficiary right in any Person, including any current or former employee, any participant in any Plan or any dependent or beneficiary thereof other than the parties to this Agreement and NuStar (or any wholly owned subsidiary of NuStar who employed Statia Employees prior to Closing), (ii) constitute an amendment to or establishment of any Plan or any other plan, program, policy, agreement or other arrangement covering current or former employees, independent contractors or other service providers of any member of the Company Group or Purchaser or any of its Affiliates, or any employees set forth in Section 9.2 of the Seller Disclosure Schedule or (iii) entitle any current or former employee, independent contractor or other service provider to a term of employment or engagement or to any particular term or condition of employment or engagement.

Section 9.3    Releases.

(a)Effective as of the occurrence of the Closing (notwithstanding the execution and delivery of this Agreement on the Execution Date), each Seller, by executing this Agreement, on such Seller’s own behalf, and on behalf of such Seller’s respective successors, equityholders, Affiliates, and assigns, hereby

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irrevocably and unconditionally waives, releases, and forever discharges each member of the Company Group, and each governing person, officer, and manager of each member of the Company Group, and each of their respective Affiliates and their successors and assigns and each of their respective governing persons, officers, and managers thereof, from any and all liabilities or obligations to the releasing Persons and any and all rights and claims a releasing Person has had, now has, or might now have against such Persons to the extent relating to actions, omissions, facts, or circumstances occurring or existing on or prior to the Closing Date, including arising in connection with the negotiation or execution of this Agreement and the transaction hereunder contemplated, the Statia Facility, and the assets of the members of the Company Group, in each case whether absolute or contingent, liquidated or unliquidated, or known or unknown, and whether arising under any agreement, instrument, or understanding or otherwise at law or equity, other than any obligation of Purchaser pursuant to this Agreement.

(b)Nothing contained in this Section 9.3 is intended to, nor does it: (i) extend to any claims in respect of this Agreement or any of the provisions set forth herein, or (ii) affect any right to indemnification, exculpation or advancement of expenses to which either Seller or any Seller Related Party may be entitled as a result of such Person’s interest in or service as a manager, director, officer, employee, advisor, consultant or other representative of any member of the Company Group and as provided for under this Agreement.

(c)Each Seller hereby agrees that it will not make any claim for indemnification, contribution, or advancement of expenses against Purchaser or any member of the Company Group by reason of the fact that such Seller was, without limitation, a controlling person, director, employee, or representative of the Company Group or was serving as such for another Person at the request of any member of the Company Group (whether such claim is for Damages of any kind or otherwise and whether such claim is pursuant to any Law, Organizational Document, contractual obligation, or otherwise) with respect to any claim brought by Purchaser against any Seller under this Agreement or the facts and circumstances underlying any such claim brought by Purchaser or otherwise relating to this Agreement, any Transaction Document or any of the transactions contemplated by this Agreement.

Section 9.4    Transfer Taxes. Purchaser shall be fully responsible for and pay all Transfer Taxes (if any) that may be due and payable in connection with the transfer of the Transferred Interests contemplated by this Agreement, whether before, at, or after Closing. Purchaser will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and, if required by applicable Law, Purchaser will (and will cause its Affiliates to) join in the execution of any such Tax Returns and other documentation.

Section 9.5    Further Assurances. NPH and Purchaser each agree that from time to time after the Closing they will execute and deliver, and cause their respective Affiliates to execute and deliver, such further instruments, and, further, they will take, and cause their respective Affiliates to take, such other actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

Section 9.6    Post-Closing Access. In connection with any matter relating to any period prior to, or any period ending on, the Closing Date, Purchaser shall, upon the reasonable request and at the expense of Sellers, and subject to reasonable confidentiality protections, permit NPH and any of its representatives access at all reasonable times, during normal business hours, to the Books and Records to enable Sellers to prepare and/or file Tax Returns required of Sellers and/or any of Sellers’ Affiliates or to fulfill any reporting obligations under applicable Law (including Securities and Exchange Commission reporting obligations), if any, or for Sellers to fulfill any post-Closing obligations, if any, hereunder. Purchaser shall not dispose of such Books and Records during the seven-year period beginning with the Closing Date without the consent of NPH, not to be unreasonably withheld. Notwithstanding the foregoing, Purchaser shall not be required to (i) make Books and Records available to Sellers or their representatives or Affiliates in connection with

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any dispute or claim between the Purchaser and/or any member of the Company Group, on one hand, and the Sellers, on the other hand or (ii) waive any attorney-client privilege or work product protections or other duty of confidentiality. In connection with any damages incurred by Sellers to the Statia Facility resulting from hurricanes in 2017 (the “Hurricane Losses”), Sellers will provide Purchaser with (i) information not previously provided, if any, related to the Hurricane Losses for all periods prior to the Closing Date, and (ii) access to engineering or safety surveys completed by insurers and provided to NuStar not previously provided to Purchaser, if any, related to Hurricane Losses at the Statia Facility.

Section 9.7    Taxes.

(a)Purchaser shall prepare and timely file (taking into account all valid extensions), or shall cause to be prepared and timely filed (taking into account all valid extensions), any and all Tax Returns of the Company Group required to be filed after the Closing Date and that relate to a Tax period (or a portion thereof) beginning before or on the Closing Date (each, a “Pre-Closing Tax Return”), and each Pre-Closing Tax Return shall be prepared in a manner consistent with past custom and practice except as otherwise required by applicable Law or fact. Purchaser shall provide a copy of each income and other material Pre-Closing Tax Return, together will all supporting documentation and workpapers, to Sellers for the Sellers’ review and comment at least 20 days prior to the due date (taking into account all valid extensions) for filing such income and other material Pre-Closing Tax Return. Purchaser shall consider in good faith any comments provided in writing by the Sellers to Purchaser at least 10 days prior to the due date (taking into account all valid extensions) for filing such income or other material Pre-Closing Tax Return. Purchaser shall cause any Pre-Closing Tax Returns prepared and finalized hereunder to be timely filed. To the extent of the amount of Pre-Closing Taxes as shown on the applicable Pre-Closing Tax Return is in excess of the amount of such Pre-Closing Taxes taken into account in the Purchase Price, as finally determined pursuant to Section 2.4, such excess shall be paid to Purchaser at least five (5) days prior to the due date of the applicable Pre-Closing Tax Return by NPH, on behalf of each Seller.

(b)Purchaser shall not, and shall not cause or permit any of its Affiliates, or any member of the Company Group to, (i) amend any Tax Return of any member of the Company Group that covers a Tax period ending or before the Closing Date or a Straddle Period, or (ii) make any Tax election that has retroactive effect to any such Tax period or Straddle Period, in each case without the prior written consent of the Sellers, unless in each case Purchaser is required to do so by applicable Law.

Section 9.8    Dispute-Related Receivables. Purchaser shall use reasonable commercial efforts to cooperate with the Sellers in the collection of the Dispute-Related Receivables and any related investigation, collection, or settlement activities, including but not limited to providing the Sellers with all reasonably requested information, reasonable access to employees and officers, and the right to inspect and copy documents and records or other information necessary to pursue collection of the Dispute-Related Receivables. Purchaser shall retain all documents and records related to the Dispute-Related Receivables. The Sellers shall retain any sums collected or otherwise received by any member of the Company Group or by the Sellers with respect to the Dispute-Related Receivables. Sellers shall promptly reimburse Purchaser for all out of pocket costs and expenses incurred in connection with the foregoing, (including any legal fees and expenses; provided, that Purchaser shall provide notice of such legal fees and expenses prior to incurring and receive approval from Sellers), and shall otherwise indemnify and hold harmless Purchaser in connection with any losses or liability arising from such cooperation.

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Section 9.9    Reasonable Cooperation. The Sellers will use reasonable best efforts to cooperate with Purchaser in Purchaser’s procurement of the R&W Policy, including providing as promptly as practicable financial, operational, and other information requested by Purchaser or any insurance underwriter or broker related to, without limitation, any member of the Company Group, the business of the Company Group, the Statia Facility, any representation or warranty hereunder made by Sellers in Articles 3 and 4, and any other matter reasonably required by such underwriter or broker to facilitate and enable the underwriting and issuance of the R&W Policy.

Section 9.10    Non-Solicitation. For a period of one year following the Closing Date, the Sellers shall not, and shall not permit any of their Affiliates to, directly or indirectly, hire or solicit any employee of the Company Group or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation which is not directed specifically to any such employees; provided, that nothing in this Section 9.10 shall prevent the Sellers or any of their Affiliates from hiring (i) any employee whose employment has been terminated by the Company Group or Purchaser, (ii) after 180 days from the date of termination of employment, any employee whose employment has been terminated by the employee, or (iii) an On-Island Ex Pat Employee whose standard term of service as an ex patriate employee has concluded.

Section 9.11    No Use of Proceeds in Violation of Anti-Corruption Laws. Sellers shall not use the proceeds transferred pursuant to this Agreement in violation of any applicable Anti-Corruption Laws, nor shall either Seller directly or knowingly indirectly transfer such proceeds to or for the benefit of any Restricted Party, in violation of applicable Sanctions, or in any manner that will result in Purchaser becoming a Restricted Party.

ARTICLE 10
REMEDY LIMITATIONS

Section 10.1    Survival. The representations and warranties of each Seller and Purchaser shall not survive the Closing, except that claims based on fraud shall survive for the full period of all applicable statutes of limitations plus 90 days. Each covenant made by either Party under Article 9 will survive the Closing until such covenant has been fully performed or waived.

Section 10.2    R&W Policy; No Right to Subrogation. The Purchaser shall cause the R&W Policy to provide that (i) there shall be no retention, deductible, or similar amount under the R&W Policy allocable to any Seller or any Seller Related Party except and then solely with respect to claims based on fraud, and (ii) no insurer shall have any right of subrogation under the R&W Policy with respect to any of the Sellers or any Seller Related Party except and then solely with respect to claims based on fraud. The R&W Policy shall not be amended by the Purchaser from the form attached hereto in any respect that could reasonably be expected to adversely affect the Sellers or any Seller Related Party without the prior consent of the Sellers.

Section 10.3    EXCLUSIVE REMEDY. PURCHASER ACKNOWLEDGES AND AGREES THAT ITS SOLE AND EXCLUSIVE REMEDY WITH RESPECT TO ANY AND ALL CLAIMS FOR ANY BREACH OF OR INACCURACY IN ANY REPRESENTATION OR WARRANTY SET FORTH IN ARTICLE 3 OR ARTICLE 4 OR IN THE CLOSING CERTIFICATE, WHETHER ON THE EXECUTION DATE OR ON THE CLOSING DATE (OTHER THAN CLAIMS BASED ON FRAUD) SHALL BE THE R&W POLICY.

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ARTICLE 11
GENERAL PROVISIONS

Section 11.1    Governing Law. This Agreement, and all actions, causes of action, claims, cross-claims, third-party claims or Litigation of any kind (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement (including the Exhibits and Schedules hereto), any certificate, instrument or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim, third-party claim or Litigation of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) shall be governed by and construed in accordance with the Law of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws.

Section 11.2    Consent to Jurisdiction.

(a)Each of the Parties hereto hereby irrevocably and unconditionally (i) submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery located in Wilmington, Delaware (or if, but only if the Delaware Court of Chancery declines to accept jurisdiction, the United States District Court for the District of Delaware or the Superior Court of the State of Delaware, in each case located in Wilmington, Delaware), and any appellate court from any thereof, in any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind arising out of or relating to this Agreement, any certificate, instrument or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith), or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind shall be heard and determined in such state or federal court, (ii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind arising out of or relating to this Agreement, any certificate, instrument or other documents delivered hereunder, or the negotiation, execution or performance hereof or thereof (including any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind based upon, arising out of or related to any representation or warranty made in or in connection herewith or therewith) in such courts, (iii) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind in any such court and (iv) agrees that a final judgment in any such action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 11.10 below shall be effective service of process for any action, cause of action, claim, cross-claim or third-party claim or Litigation of any kind brought in any such court.

(b)EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY BE BASED UPON, ARISE OUT OF OR RELATE TO THIS AGREEMENT (INCLUDING THE EXHIBITS AND SCHEDULES HERETO), ANY CERTIFICATE, INSTRUMENT OR OTHER DOCUMENTS DELIVERED HEREUNDER, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF OR THEREOF (INCLUDING ANY ACTION, CAUSE OF ACTION, CLAIM, CROSS-CLAIM, THIRD-PARTY CLAIM OR LITIGATION OF ANY KIND BASED UPON, ARISING OUT OF OR RELATED TO ANY REPRESENTATION OR WARRANTY MADE IN OR IN CONNECTION

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HEREWITH OR THEREWITH) IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 11.3    Remedies. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the Party seeking the injunction, specific performance and other equitable relief has an adequate remedy of Law. The remedies available to Sellers pursuant to this Section 11.3 shall be in addition to any other remedy to which it is entitled at Law or in equity.

Section 11.4    Modification; Waiver. This Agreement may be modified only by a written instrument executed by the Parties hereto. Any of the terms and conditions of this Agreement may be waived in writing (subject to applicable Law) at any time on or prior to the Closing Date by the Party entitled to the benefits thereof.

Section 11.5    Entire Agreement. This Agreement constitutes the entire agreement of the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, oral or written, express or implied, between the Parties hereto and their respective Affiliates, representatives and agents in respect of the subject matter hereof, except that this Agreement does not supersede the Confidentiality Agreement, the terms and conditions of which the Parties hereto expressly reaffirm.

Section 11.6    Severability. If any term or other provision of this Agreement is found to be, by competent authority with jurisdiction, invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 11.7    Expenses. Except as expressly provided herein to the contrary, whether or not the transactions contemplated herein shall be consummated, each Party shall pay its own expenses incident to the preparation and performance of this Agreement.

Section 11.8    Parties in Interest; Joinder. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and its successors and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that (i) the Non-Party Affiliates shall be considered third-party beneficiaries of Section 11.16, (ii) each Seller Related Party shall be considered third-party beneficiaries of Section 6.3(b), Section 9.7, Section 9.8, Section 10.1, Section 10.2, and Section 10.3, and (iii) JW and

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each Seller Related Party shall be considered third-party beneficiaries of Section 11.16 and Section 11.18, and each such party shall have the right to enforce the Section to which it is a third-party beneficiary.

Section 11.9    Failure or Indulgence Not Waiver. No failure or delay on the part of any Party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty, covenant or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof, or of any other right.

Section 11.10    Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or made as follows: (i) if sent by registered or certified mail, return receipt requested, upon receipt; (ii) if sent by reputable overnight air courier (such as DHL or Federal Express), upon receipt; (iii) if sent by email or facsimile transmission, with a copy mailed on the same day in the manner provided in (i) or (ii) above, when transmitted and, in the case of facsimile transmission, when receipt is confirmed; or (iv) if otherwise actually personally delivered, when delivered and shall be delivered as follows:

if to Sellers:
NuStar Pipeline Holding Company, LLC
19003 IH-10 West
San Antonio, TX 78257
Attention:  Amy Perry, Executive Vice President and Corporate Secretary
Facsimile:  (210) 918-5469
Email:  amy.perry@nustarenergy.com
NuStar Terminals Delaware, Inc.
19003 IH-10 West
San Antonio, TX 78257
Attention:  Amy Perry, Executive Vice President and Corporate Secretary
Facsimile:  (210) 918-5469
Email:  amy.perry@nustarenergy.com
with a copy to (which shall not constitute notice):
Jackson Walker LLP
112 E. Pecan Street, Suite 2400
San Antonio, TX 78205
Attention:  Stephanie Chandler
Facsimile:  (210) 242-4601
Email:  schandler@jw.com
if to Purchaser:
GTI Statia Holdings N.V.
15851 Dallas Parkway, Suite 650
Addison, TX 75001
Attention:  John V. Calce, President
Facsimile:  (972) 739-0758
Email:  jcalce@jupitermlp.com

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Prostar Capital (US) LLC
1700 East Putnam Avenue Suite 410
Greenwich CT 06870
Attention: Steven J. Bickerton, Manager
Facsimile: (203) 344 9565
Email: steve.bickerton@prostarcapital.com

with copies (which shall not constitute notice) to:
Clark Hill Strasburger
901 Main Street, Suite 6000
Dallas, TX 75202
Attention:  Jules Brenner
Facsimile:  (214) 659-4148
Email:  jules.brenner@clarkhillstrasburger.com
Allen & Overy LLP
1221 Avenue of the Americas
New York, NY 10029
Attention: Simon Clark
Facsimile: (212) 610-6399
Email: simon.clark@allenovery.com

or to such other address or to such other person as a Party hereto shall have last designated by notice to the other Party.
Section 11.11    Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns; provided, however any assignment, by operation of law or otherwise, by a Party hereto shall require the prior written consent of the other Party and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, further, that, notwithstanding the foregoing, Purchaser may assign any or all of its rights hereunder to one or more of its Affiliates or as a collateral assignment to any provider of debt financing to Purchaser or any of its Affiliates.

Section 11.12    Disclosure Schedules. Any matter disclosed by Sellers in the Seller Disclosure Schedules pursuant to any Section of this Agreement shall only be deemed to have been disclosed by Sellers for purposes of any other Section of this Agreement to which the relevance of such disclosure to such other Section is reasonably apparent on its face. The disclosure of any matter in the Seller Disclosure Schedules hereto shall expressly not be deemed to constitute an admission by Sellers or Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement.

Section 11.13    Timing. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

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Section 11.14    Counterparts. This Agreement and any amendment, restatement, supplement or other modification hereto or waiver hereunder (i) may be executed in any number of counterparts (including by means of facsimile or email in .pdf format), each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement and (ii) to the extent signed and delivered by means of a facsimile machine or scanned pages via e-mail, shall be treated in all manner and respect as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person.

Section 11.15    Interpretation. The section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof.

Section 11.16    No Recourse. Except as expressly set forth in the Confidentiality Agreement or claims based on fraud, all claims, obligations, liabilities, or causes of action (whether at Law, in equity, in contract, in tort or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and such representations and warranties are those solely of) the Parties. No Person who is not a Party, including any current, former or future equityholder, incorporator, controlling person, general or limited partner, member, Affiliate, assignee or representative of any Party, or any current, former or future equityholder, incorporator, controlling person, general or limited partner, Affiliate, assignee or representative of any of the foregoing or any of their respective successors, predecessors or assigns (or any successors, predecessors or assigns of the foregoing) (collectively, the “Non-Party Affiliates”), shall have any liability (whether in Law or in equity, whether in contract or in tort or otherwise) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or claims based on fraud), and, to the maximum extent permitted by Law, each Party hereby waives and releases all claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement or claims based on fraud against any such Non-Party Affiliates). Without limiting the foregoing, to the maximum extent permitted by Law, each Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available, whether at Law, in equity, in contract, in tort or otherwise, to avoid or disregard the entity form of a Party or otherwise impose liability of a Party on any Non-Party Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, in each case arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as expressly set forth in the Confidentiality Agreement and other than claims based on fraud). Notwithstanding anything to the contrary contained herein or otherwise, after the Closing, no Party may seek to rescind this Agreement or any of the transactions contemplated hereby.

Section 11.17    Sellers’ Representative.

(a)Appointment; Authority. For purposes of this Agreement and the Transaction Documents, NTD hereby irrevocably nominates, constitutes and appoints NPH to act in the name, place and stead of such Seller for purposes of taking any and all actions and making of any decisions required or permitted to be taken by Sellers under or contemplated by this Agreement and the Transaction Documents, including the exercise of the power to: (i) execute this Agreement, any Transaction Document and any other

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agreements, documents and certificates pursuant to such agreements, and take all actions required or permitted to be taken under such agreements; (ii) resolve, agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators with respect to this Agreement and any Transaction Document; (iii) receive and forward notices and communications pursuant to this Agreement and any Transaction Document; and (iv) take all other actions necessary, desirable or appropriate in the reasonable judgment of NPH for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, any Transaction Document and any other agreements, documents and certificates pursuant thereto. NPH hereby accepts its appointment as the representative of NTD for such purposes. All decisions, actions, consents and instructions of NPH shall be final, conclusive and binding upon all Sellers, and NTD shall not have any right to object, dissent, protest or otherwise contest the same.

(b)Expenses and Liabilities. Any expenses or Liabilities incurred by the NPH in connection with the performance of its duties as a representative for NTD under this Agreement or any Transaction Document shall not be an obligation of NPH but shall be reimbursed by NTD.

(c)No Liability. NTD agrees to indemnify NPH for, and to hold NPH harmless against, any losses or Liabilities incurred without fraud, bad faith or willful misconduct on the part of NPH, arising out of or in connection with NPH’s carrying out its duties under this Section 11.17, including costs and expenses of successfully defending NPH or any agent acting on behalf of NPH against any claim of liability with respect thereto. NPH may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

(d)Reliance. Purchaser and any other third party will be entitled to rely on any and all actions taken by NPH based on this Section 11.17 without any Liability to, or obligation to inquire of, NTD. Purchaser and any such other third party is and will be fully protected in, and shall not have any Liability to NTD as a result of, acting or refraining from acting upon and relying upon any notice, instruction, direction, request, waiver, consent, receipt or other paper or document in writing that Purchaser or such other third party in good faith believes has been signed by NPH.

Section 11.18    Provision Respecting Legal Representation. Purchaser (on its behalf and, from and after the Closing, on behalf of each member of the Company Group) hereby waives, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with JW representing the Sellers or any Seller Related Party after the Closing as such representation may relate to Purchaser, any member of the Company Group or the transactions contemplated by this Agreement. Purchaser (on its behalf and, from and after the Closing, on behalf of the Company Group) hereby agrees that, in the event that a dispute arises after the Closing between Purchaser or any member of the Company Group, on the one hand, and Sellers or any Seller Related Party, on the other hand, JW may represent any or all of Sellers or any Seller Related Party in such dispute even though the interests of Sellers or the Seller Related Parties may be directly adverse to Purchaser, the Company Group or any of their respective Affiliates. In addition, all privileged communications by Sellers, any Company Group member or the Seller Related Parties that reasonably related to the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be privileged communications that belong solely to Sellers and the Seller Related Parties (and not Purchaser or any Company Group member). Without limiting the generality of the foregoing, upon and after the Closing, (i) Sellers and the Seller Related Parties (and not Purchaser, any Company Group member or their respective Affiliates) shall be the sole holders of the attorney-client privilege with respect to such protected communications, and none of Purchaser, the Company Group members or their respective Affiliates shall be a holder thereof, and (ii) to the extent that the files of JW in respect of such engagement constitute property of the client, only Sellers and the Seller Related Parties (and not Purchaser, the Company Group or their respective Affiliates)

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shall hold such property rights. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser or any of its Affiliates, on the one hand, and a third party other than a Party, on the other hand, (i) any member of the Company Group may assert the attorney-client privilege to prevent disclosure of such privileged communications to such third party and (ii) NPH, on behalf of itself and NTD, shall not unreasonably withhold consent to a waiver of attorney-client privilege to permit the disclosure of privileged communications to Purchaser or the Company Group in connection with the defense of such dispute.

[Remainder of page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed on the Execution Date.

"Sellers"

NUSTAR PIPELINE HOLDING COMPANY, LLC

By:	/s/ Bradley C. Barron
Name:	Bradley C. Barron
Title:	President and Chief Executive Officer

NUSTAR TERMINALS DELAWARE, INC.

By:	/s/ Bradley C. Barron
Name:	Bradley C. Barron
Title:	President and Chief Executive Officer

"Purchaser"

GTI STATIA HOLDINGS N.V.

By:	/s/ Steven John Bickerton
Name:	Steven John Bickerton
Title:	Director

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